Exhibit 2.7

PURCHASE AGREEMENT

AMONG

OWENS CORNING

OWENS CORNING HOLDINGS COMPANY

CERTAINTEED CORPORATION

AND

SAINT-GOBAIN DELAWARE CORPORATION

Dated as of July 17, 2007

i

List of Annexes

Annex
Annex A	Agreed Accounting Principles
Annex B	Capital Structure

List of Exhibits

Exhibit
Exhibit A	Form of Owens Corning® Essentials® License Agreement
Exhibit B	Form of Owens Corning Patent License Agreement
Exhibit C	Form of Transition Services Agreement

List of Schedules

Schedule
1.1(a)	Cash Accounts
1.1(b)	Permitted Encumbrances
4.4(g)	Transferred Intellectual Property
5.4	Conflicts
5.5	Financial Statements
5.6	Operations Since Financial Statements Date
5.6(f)	Capex Budget
5.7	Taxes
5.9	Owned and Leased Real Property
5.10	Personal Property Leases
5.11(a)(i)	List of Intellectual Property
5.11(a)(ii)	Owens Corning Corporate Trademarks
5.11(b) (i)	Software
5.11(b)(ii)	Intellectual Property Agreements
5.11(c)	Right, Title and Interest in Copyrights, Patent Rights and Trademarks
5.11(d)	Registrations of Copyrights, Patent Rights, Trademarks and Software
5.11(e)	Infringement of Copyrights, Patent Rights and Trademarks
5.13	Violation, Litigation or Regulatory Action of the Companies
5.14	Contracts
5.15	Status of Contracts
5.16(a)	Welfare Plans and Pension Plans
5.16(b)	Other Material Employee Benefits
5.17	Environmental Matters
5.18	Employee Relations and Agreements
5.19	Undisclosed Liabilities
5.20	Sufficiency of Assets
5.22	No Brokers
5.23	Products Liability
5.24	Warranty Expense Reserve Policy
7.4	Operations Prior to Closing Date
8.12(d)	Vytec Restricted Customers
8.14	Transferred Assets
9.6	Required Consents

PURCHASE AGREEMENT

PURCHASE AGREEMENT (the “Agreement”), dated as of July 17, 2007, by and among Owens Corning, a Delaware corporation (“Owens Corning”), Owens Corning Holdings Company, a Nova Scotia unlimited liability company (“Owens Corning Holdings” and together with Owens Corning, the “Selling Stockholders”) and CertainTeed Corporation, a Delaware corporation (“CertainTeed”), and Saint-Gobain Delaware Corporation, a Delaware corporation (“SG” and together with CertainTeed, the “Buyers”).

PRELIMINARY STATEMENT:

WHEREAS, Owens Corning is the owner of 100% of the issued and outstanding capital stock of each of Exterior Systems, Inc., a Delaware corporation (“ESI”) and Norandex Distribution, Inc., a Delaware corporation (“Norandex”);

WHEREAS, Owens Corning Holdings is the direct owner of 100% of the issued and outstanding capital stock of Vytec Corporation, an Ontario corporation (“Vytec” and together with ESI and Norandex, the “Companies”) and Owens Corning is the indirect owner of 100% of the issued and outstanding capital stock of Owens Corning Holdings;

WHEREAS, the Companies are engaged in (i) the manufacturing and sale of extruded vinyl siding and associated accessories in the United States and Canada, (ii) manufacturing and sale of extruded vinyl siding and associated accessories from Canada to North and South America, Australia, Asia and Europe and (iii) the distribution in the United States of building materials for residential construction through a company owned distribution network (the “Business”);

WHEREAS, Owens Corning desires to sell and CertainTeed desires to purchase, all of the issued and outstanding capital stock of ESI (the “ESI Shares”);

WHEREAS, Owens Corning desires to sell and SG desires to purchase, all of the issued and outstanding capital stock of Norandex (the “Norandex Shares”);

WHEREAS, Owens Corning Holdings desires to sell and CertainTeed desires to purchase, all of the issued and outstanding capital stock of Vytec (the “Vytec Shares”);

WHEREAS, Owens Corning Intellectual Capital, LLC, a Delaware limited liability company (“OCIC”), a subsidiary of Owens Corning and successor to Owens Corning Fiberglas Technology, Inc., is the owner of certain intellectual property related to the Business; and

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. In this Agreement, the following terms have the meanings specified or referred to in this Section 1.1 and shall be equally applicable to both the singular and plural forms.

“Accounting Firm” has the meaning specified in Section 4.5(c)(iii) and Section 4.8(b), as applicable.

“Administrative Authority” means any foreign, federal, state, provincial, local, municipal or other governmental authority, legislature or regulatory body or stock exchange or listing authority or any federal, state, provincial, local or foreign court, tribunal or arbitrator.

“Affected Employees” has the meaning specified in Section 8.2(a).

“Affiliate” means, with respect to any Person, any other Person which, at the time of determination, directly or indirectly through one or more intermediaries Controls, is Controlled by or is under Common Control with such Person.

“Agreed Accounting Principles” means the accounting principles, practices and methodologies applied in the preparation of the Global Adjustment Report and the Net Working Capital, as set forth in Annex A.

“Allocation Schedule” has the meaning specified in Section 8.1(e)(ii).

“Atlanta Facility Sale” means the sale by ESI of certain assets with respect to its manufacturing, distribution and warehouse facility in Atlanta, Georgia, pursuant to that certain Asset Purchase Agreement dated January 15, 2003.

“Audited Balance Sheet” has the meaning set forth in Section 5.5.

“Bradenton Sale” means the sale by Norandex of certain assets with respect to its vinyl manufacturing plant in Bradenton, Florida, pursuant to that certain Purchase and Sale Agreement dated as of April 2007.

“Business” has the meaning specified in the fourth paragraph of this Agreement.

“Business Agreements” has the meaning specified in Section 5.15.

“Buyers” has the meaning specified in the first paragraph of this Agreement.

“Buyer Ancillary Agreements” means all agreements, instruments and documents being or to be executed and delivered by the Buyers or an Affiliate of the Buyers under this Agreement or in connection herewith, including the Transition Services Agreement.

“Buyer Group Member” means (i) the Buyers and their Affiliates, (ii) their respective directors, officers and employees, and (iii) the successors and assigns of the foregoing.

“Buyer 401(k) Plan” has the meaning specified in Section 8.2(n).

“Buyers’ Trapped Cash Estimate” has the meaning specified in Section 4.5(c)(i).

“Buyers’ Trapped Cash Report” has the meaning specified in Section 4.5(c)(i).

“Buyers’ Benefit Programs” has the meaning specified in Section 8.2(c).

“Capex Adjustment Amount” has the meaning set forth in Section 4.7(b).

“Capex Adjustment Finalization Date” means the date which is 60 days after the date on which the Global Adjustment Report is delivered by the Buyers to the Selling Stockholders; provided, however, that if the Selling Stockholders or the Sellers’ Accountant delivers a notice of exception within such 60-day period, and if any change to the Global Adjustment Report with respect to the Capex Adjustment Amount is agreed to by the Buyers and the Selling Stockholders in accordance with Section 4.8, then the date on which the Buyers and the Selling Stockholders agree in writing to such change shall be the Capex Adjustment Finalization Date; and, provided, further, that if any dispute with respect to the Capex Adjustment Amount is resolved by the Accounting Firm in accordance with Section 4.8, then the date on which the Accounting Firm delivers its decision with respect to such dispute shall be the Capex Adjustment Finalization Date.

“Capex Budget” has the meaning specified in Section 5.6(f).

“Cash” means the amount of cash reflected on the books and records of the Companies (as prepared in accordance with GAAP) in the accounts listed on Schedule 1.1(a). For the avoidance of doubt, “Cash” will be calculated after giving effect to any adjustments, without duplication, for the following: outstanding checks of the Companies, checks received by the Companies but not yet cleared, ACH rejects, bank fees, checks returned due to insufficient funds and any other debits or credits to any such account that would have an impact on the book cash balance of the Companies.

“CertainTeed” has the meaning specified in the first paragraph of this Agreement.

“Charter” means, with respect to a corporation, the Articles or Certificate of Incorporation of such corporation.

“Claim Notice” has the meaning specified in Section 11.3.

“Closing” means the closing of the transfer of the Shares from the Selling Stockholders to the Buyers in exchange for the Preliminary Purchase Price.

“Closing Date Capex Amount” means, as to the Business, the sum of all capital expenditures made by the Selling Stockholders and their Affiliates in respect of the Business and contemplated by the Capex Budget (and excluding any amounts incurred or paid in connection with any casualty, damage or condemnation to any asset held by a Company or primarily related to the Business), subsequent to December 31, 2006 and up to and including the Closing Date.

“Closing Date” has the meaning specified in Section 4.1.

“Closing Working Capital” means Net Working Capital, as of the close of business on the day before the Closing Date, after giving effect to the termination of intercompany indebtedness pursuant to Section 7.5, as finally determined pursuant to Section 4.8.

“COBRA” has the meaning specified in Section 8.2(j).

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies” has the meaning specified in the third paragraph of the Agreement.

“Company” means any of ESI, Norandex or Vytec, individually.

“Company Group” means the “affiliated group” (as defined in Section 1504(a) of the Code without regard to the limitations contained in Section 1504(b) of the Code) that includes the Companies.

“Company Plan” has the meaning specified in Section 5.16(a).

“Competition Act” means the Competition Act (Canada).

“Confidentiality Agreement” means the letter agreement dated April 12, 2007 between CertainTeed and UBS Securities LLC as representative of Owens Corning.

“Contaminant” means any waste, contaminant, pollutant, or hazardous or toxic or deleterious substance or waste (or words of similar import), as such terms are defined in Environmental Laws and includes, for purposes of this Agreement, any petroleum or petroleum wastes.

“Control” means, as to any Person, the ownership of more than 50% of the voting equity securities of such Person. The terms “Controlled by” and “under Common Control with” shall have correlative meanings.

“Copyrights” means all copyrights, whether or not registered, including all United States and foreign registered copyrights, and pending applications to register the same.

“Court Order” means any judgment, order, award or decree of any foreign, federal, state, local or other court or tribunal and any award in any arbitration proceeding.

“Encumbrance” means any lien, adverse claim or encumbrance, charge, security interest, mortgage, hypothecation, pledge, easement, conditional sale or other title retention agreement, defect in title or other restrictions of a similar kind.

“Environmental Laws” means all federal, state, provincial, local, municipal and foreign statutes, regulations, ordinances and other provisions having the force or effect of law (including common law), in each case, concerning worker health and safety and pollution or protection of the environment (including those relating to the presence, use, production, generation, handling, transport, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, Release, threatened Release, control or cleanup of any pollutant or contaminant), each as amended and in effect as of the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended and any similar legislation applicable to a Foreign Plan.

“ERISA Affiliate” means any trade or business (whether or not incorporated) which would be considered a single employer with any of the Companies pursuant to Section 414 of the Code.

“ESI” has the meaning specified in the second paragraph of the Agreement.

“ESI Shares” has the meaning specified in the set forth in the fifth paragraph of this Agreement.

“Excess Cash Distribution” has the meaning specified in Section 8.11.

“Excluded Taxes” has the meaning specified in Section 8.1(a)(i).

“Expenses” means any and all reasonable out-of-pocket expenses actually incurred in connection with defending or asserting any claim, action, suit or proceeding incident to any matter indemnified against hereunder (including reasonable expenses of investigation and reasonable fees and disbursements of accountants or legal counsel in connection with any action, claim, lawsuit, investigation or other legal proceeding whether involving a third Person claim or solely between the parties hereto, and regardless of whether such claim, action, suit or proceeding arises as a result of the negligence (or any other liability under any theory of law or equity) of any of the Buyers or their respective Affiliates.

“Financial Statements Date” means December 31, 2006.

“Foreign Plan” means a Company Plan, Seller Plan, Pension Plan or Welfare Plan maintained by a Canadian Company or Canadian Selling Stockholder.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Global Adjustment Report” has the meaning specified in Section 4.8(a).

“Governmental Permits” has the meaning specified in Section 5.8.

“Home Depot Siding Arrangement” means the arrangement between Home Depot and Owens Corning making Norandex the sole supplier of vinyl siding products to Home Depot.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Illinois Class Action Lawsuit” means the class action lawsuit filed on November 30, 2006 by CE Design Ltd. against ESI in Kane County, Illinois (case number 06CHK1829).

“Indemnified Party” has the meaning specified in Section 11.3.

“Indemnitor” has the meaning specified in Section 11.3.

“Intellectual Property” means Copyrights, Patent Rights, Trademarks, Trade Secrets, Software and any other intellectual property right.

“IRS” means the United States Internal Revenue Service.

“Knowledge of the Buyers” means, as to a particular matter, the current actual knowledge of the following persons: as to CertainTeed, Peter Dachowski and as to SG, M. Shawn Puccio.

“Knowledge of the Sellers” means, as to a particular matter, the current actual knowledge of the following persons: Brian Chambers, Van Garber, Rick Kaufmann, Lisa Keller, James Kujawski, Ken Lipe, Terry Off, Terry Olson, Jeff Osborn, Rick Tober, Jack Waddell, Bill Willhite, Paul Wise and Dave Dougherty.

“Leased Real Property” has the meaning specified in Section 5.9(b).

“Losses” means any and all liabilities losses, costs, settlement payments, awards, judgments, fines, penalties, damages, expenses, deficiencies or other charges, including Losses arising as a result of the negligence (or any other liability under any theory of law or equity) of any of the Buyers or their Affiliates, it being understood that Losses shall not include punitive, special or consequential or opportunity cost damages of any kind or the loss of anticipated or future business or profits (except to the extent such damages are paid to a third party).

“Lynchburg Sale” means the sale by ESI of certain assets with respect to its vinyl manufacturing plant in Lynchburg, Virginia, pursuant to that certain Purchase and Sale Agreement dated April 23, 2004.

“Material Adverse Effect” means a material adverse effect on the assets, business, results of operations or financial condition of the Companies taken as a whole, other than changes (i) relating to generally applicable economic conditions or the Companies’ industry in general (ii) resulting from changes in applicable laws or generally accepted accounting principles in the jurisdictions in which the Companies are organized or (iii) resulting from the execution of this Agreement, the public announcement hereof or the consummation of the transactions contemplated hereby (including compliance with the terms of this Agreement);

provided, however, that in the case of clauses (i) and (ii), such changes are not disproportionately adverse to the assets, business, results of operations or financial condition of the Companies taken as a whole, as compared to other companies operating in the industries in which the Business operates.

“Minimum Cash Amount” means $80,000.

“Multiemployer Plan” means a “multiemployer plan,” as defined in Section 3(37) of ERISA or as defined under legislation applicable to a Foreign Plan.

“Net Working Capital” means an amount equal to (i) the value of the assets classified as current assets of the Companies in accordance with Agreed Accounting Principles, less (ii) the value of the liabilities classified as current liabilities of the Companies in accordance with Agreed Accounting Principles, in each case, as of the date of determination (it being understood that the Net Working Capital shall exclude Trapped Cash).

“Non-Solicit Employees” has the meaning specified in Section 8.12(c).

“Norandex” has the meaning specified in the second paragraph of the Agreement.

“Norandex Shares” has the meaning specified in the sixth paragraph of this Agreement.

“OCIC” has the meaning specified in the sixth paragraph of the Agreement.

“Olive Branch Sale” means the sale by ESI of certain assets with respect to its vinyl manufacturing plant in Olive Branch, Mississippi, pursuant to that certain Asset Purchase Agreement dated August 16, 2006.

“Other Benefit Plans” has the meaning specified in Section 5.16(b).

“Owens Corning” has the meaning specified in the first paragraph of the Agreement.

“Owens Corning Credit Agreement” means that certain Credit Agreement, dated as of October 31, 2006, by and among Owens Corning, the lenders referred to therein, and Citibank, N.A., as administrative agent.

“Owens Corning® Essentials® License Agreement” means the Owens Corning® Essentials® License Agreement between Norandex and OCIC in the form attached hereto as Exhibit A.

“Owens Corning Holdings” has the meaning specified in the first paragraph of the Agreement.

“Owens Corning Patent License Agreement” means the Owens Corning Patent License Agreement between ESI, CertainTeed and OCIC in the form attached hereto as Exhibit B.

“Owens Corning Senior Notes” means those certain senior notes issued by Owens Corning pursuant to the Indenture, dated as of October 31, 2006, as supplemented by the First Supplemental Indenture, dated as of April 13, 2007, by and among Owens Corning, each of the guarantors named therein and LaSalle Bank, National Association, as trustee.

“Owned Real Property” has the meaning specified in Section 5.9(a)(i).

“Patent Rights” means all United States and foreign patents and applications therefor and all renewals, extensions, provisionals, continuations, continuations-in-part, divisions or reissues thereof and the right to sue for past, present and future infringement of any of the foregoing.

“Pension Plan” means any pension plan, as defined in Section 3(2) of ERISA, applied without regard to the exceptions from coverage contained in Section 4(b)(4) or 4(b)(5) thereof or retirement arrangement, including a Foreign Plan that is a Pension Plan as defined in legislation applicable to the Foreign Plan.

“Permitted Encumbrances” means (i) liens for Taxes and other governmental charges and assessments which are not yet due and payable, (ii) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business for sums not yet due and payable, (iii) Encumbrances identified on Schedule 1.1(b) to this Agreement, and (iv) other Encumbrances or imperfections on property which are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Encumbrance or imperfection.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or Administrative Authority.

“Plan” means any Pension Plan, Welfare Plan or Foreign Plan to which any of the Companies or the Selling Stockholders have an obligation to contribute.

“Pre-Closing Contamination” means the existence of any Contaminants at, on, under or migrating from any Owned Real Property that arises out of or relates to an act occurring or a condition existing on or prior to the Closing Date and with respect to which an Administrative Authority or a third party institutes an investigation or makes a claim on or prior to the third anniversary of the Closing Date that results in an obligation of any of the Companies to undertake any Remedial Actions.

“Preliminary Purchase Price” has the meaning specified in Section 3.1(a).

“Purchase Price” has the meaning specified in Section 3.1(a).

“Release” means the release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration of a Contaminant into the environment.

“Remedial Action” means actions required by any Environmental Law to (i) clean up, remove, remediate, contain, treat or in any other way address Contaminants in the environment, (ii) prevent the Release or threatened Release or minimize the further Release of Contaminants or (iii) investigate and determine if items (i) or (ii) of this paragraph are required, and to design and implement such actions, including any necessary post-remedial investigation, monitoring, operation and maintenance and care.

“Requirements of Law” means any foreign, federal, state, provincial, municipal and local laws, statutes, regulations, rules, codes or ordinances enacted, adopted, issued or promulgated by any Administrative Authority.

“Restricted Period” has the meaning specified in Section 8.12(a).

“Retained Names and Marks” has the meaning specified in Section 8.7.

“Securities Act” means the Securities Act of 1933.

“Securities Laws” has the meaning specified in Section 8.3.

“Seller Ancillary Agreements” means all agreements, instruments and documents being or to be executed and delivered by any Selling Stockholder (or Affiliate thereof) under this Agreement or in connection herewith, including the Transition Services Agreement.

“Seller Group Member” means (i) each of the Selling Stockholders and their respective Affiliates, (ii) the directors, officers and employees of each of the Selling Stockholders and their respective Affiliates, and (iii) the successors and assigns of the foregoing.

“Seller Plan” has the meaning specified in Section 5.16(a).

“Sellers’ Accountant” has the meaning specified in Section 4.8(b).

“Selling Stockholders” has the meaning specified in the first paragraph of this Agreement.

“Sellers’ Trapped Cash Estimate” has the meaning set forth in Section 4.5(a).

“Sellers’ Trapped Cash Report” has the meaning set forth in Section 4.5(a).

“Shares” means the ESI Shares, the Norandex Shares and the Vytec Shares.

“SG” has the meaning specified in the first paragraph of this Agreement.

“Software” means computer software programs and software systems, including all databases, compilations, tool sets, compilers, higher level “proprietary” languages, related documentation and materials, whether in source code, object code or human readable form.

“SSBCIP” has the meaning specified in Section 8.2(i).

“Straddle Period” means any taxable year or period beginning on or before and ending after the Closing Date.

“Target Capex Amount” means the aggregate amount of capital expenditures budgeted to be made in 2007, divided by the portion of the year that has elapsed from January 1, 2007 up to and including the Closing Date.

“Target Working Capital Amount” means $100,143,000.

“Tax” means (i) any federal, state, provincial, local, municipal or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value added, transfer or excise tax, windfall profit, severance, production, stamp or environmental tax or (ii) any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any taxing authority of any Administrative Authority.

“Tax Package” has the meaning specified in Section 8.1(b)(iv).

“Tax Return” means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

“Trade Secrets” means confidential ideas, trade secrets, know-how, concepts, methods, processes, technology, formulae, reports, data, customer lists, mailing lists, business plans, all databases and data collections or other nonpublic proprietary information that provides the owner with a competitive advantage.

“Trademarks” means all registered United States federal, state and foreign trademarks, service marks and trade names, and pending applications to register the foregoing, trade dress, common law trademarks, all Internet domain names and all goodwill associated with any of the foregoing (other than the Selling Stockholders’ accounting entries for goodwill associated with the Business).

“Transition Services Agreement” means the Transition Services Agreement in the form attached hereto as Exhibit C.

“Trapped Cash” means Cash at the close of business on the Closing Date less the Minimum Cash Amount.

“Trapped Cash Adjustment Amount” has the meaning specified in Section 4.7(c).

“Trapped Cash Adjustment Finalization Date” means the date which is 60 days after the date on which the Global Adjustment Report is delivered by the Buyers to the Selling Stockholders; provided, however, that if the Selling Stockholders or the Sellers’

Accountant delivers a notice of exception within such 60-day period, and if any change to the Global Adjustment Report with respect to the Trapped Cash Adjustment Amount is agreed to by the Buyers and the Selling Stockholders in accordance with Section 4.8, then the date on which the Buyers and the Selling Stockholders agree in writing to such change shall be the Trapped Cash Adjustment Finalization Date; and, provided, further, that if any dispute with respect to the Trapped Cash Adjustment Amount is resolved by the Accounting Firm in accordance with Section 4.8, then the date on which the Accounting Firm delivers its decision with respect to such dispute shall be the Trapped Cash Adjustment Finalization Date.

“Transferred Assets” has the meaning specified in Section 8.14.

“Treasury Regulation” means a regulation promulgated under the Code by the U.S. Treasury Department.

“Vytec” has the meaning specified in the third paragraph of the Agreement.

“Vytec Restricted Customer” has the meaning specified in Section 8.12(d).

“Vytec Shares” has the meaning specified in the seventh paragraph of this Agreement.

“WARN Act” has the meaning specified in Section 8.2(k).

“Welfare Plan” means any welfare plan, as defined in Section 3(1) of ERISA, applied without regard to the exceptions from coverage contained in Sections 4(b)(4) or 4(b)(5) thereof.

“WCI Escrow” means that certain Deposit Account in the name of ESI at Fifth Third Bank related to the WCI Settlement.

“WCI Settlement” means that certain stipulation and order, dated August 23, 2006, between ESI and WCI Communities, Inc., as approved by the United States Bankruptcy Court for the District of Delaware on September 6, 2006 and the related Deposit Account Control Agreement.

“Wolverine Litigation” means any litigation related to the transactions effected pursuant to that certain Asset Purchase Agreement dated August 17, 2005, among ESI and Wolverine Fabricating, Inc., Steve Thomas and Susan Thomas, pursuant to which ESI acquired certain assets of Wolverine Fabricating, Inc.

“Working Capital Adjustment Amount” has the meaning specified in Section 4.7(a).

“Working Capital Adjustment Finalization Date” means the date which is 60 days after the date on which the Global Adjustment Report is delivered by the Buyers to the Selling Stockholders; provided, however, that if the Selling Stockholders or the Sellers’ Accountant delivers a notice of exception within such 60-day period, and if any change to the Global Adjustment Report with respect to the Working Capital Adjustment Amount is agreed to by the Buyers and the Selling Stockholders in accordance with Section 4.8, then the date on which the Buyers and the Selling Stockholders agree in writing to such change shall be the Working Capital Adjustment Finalization Date; and, provided, further, that if any dispute with respect to the Working Capital Adjustment Amount is resolved by the Accounting Firm in accordance with Section 4.8, then the date on which the Accounting Firm delivers its decision with respect to such dispute shall be the Working Capital Adjustment Finalization Date.

Section 1.2 Interpretation. For purposes of this Agreement, (i) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation,” (ii) the word “or” is not exclusive and (iii) the words “herein”, “hereof”, “hereby”, “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (i) to Articles, Sections, Exhibits and Schedules mean the Articles and Sections of, and the Exhibits and Schedules attached to, this Agreement; (ii) to an agreement, instrument or other document mean such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and by this Agreement; (iii) to a statute mean such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder and (iv) any reference in this Agreement to “$” shall mean U.S. dollars. The Schedules and Exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. Titles to Articles and headings of Sections are inserted for convenience of reference only and shall not be deemed a part of or to affect the meaning or interpretation of this Agreement.

ARTICLE II

PURCHASE AND SALE

Section 2.1 Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, on the Closing Date, (i) Owens Corning shall sell, transfer, assign, convey and deliver to CertainTeed, free and clear of all Encumbrances, and CertainTeed shall purchase and accept from Owens Corning, the ESI Shares, (ii) Owens Corning shall sell, transfer, assign, convey and deliver to SG, free and clear of all Encumbrances, and SG shall purchase and accept from Owens Corning, the Norandex Shares, and (iii) Owens Corning Holding shall sell, transfer, assign, convey and deliver to CertainTeed, free and clear of all encumbrances and CertainTeed shall purchase and accept from Owens Corning Holdings, the Vytec Shares.

ARTICLE III

PURCHASE PRICE

Section 3.1 Purchase Price.

(a) The aggregate purchase price for all of the Shares shall be equal to $371,000,000 (Three Hundred Seventy One Million Dollars) (the “Preliminary Purchase Price”) as adjusted by the Trapped Cash Adjustment Amount, the Working Capital Adjustment Amount and the Capex Adjustment Amount (the Preliminary Purchase Price as adjusted, the “Purchase Price”). The Purchase Price shall be paid pursuant to Article IV.

(b) The Preliminary Purchase Price shall be allocated among the Shares as follows: $31,000,000 for the Vytec Shares, $247,000,000 for the Norandex Shares, and $93,000,000 for the ESI Shares. Any Working Capital Adjustment Amount or Capex Adjustment Amount shall be allocated to the Shares of the Company (or Companies) to which the Working Capital Adjustment Amount or Capex Adjustment Amount is attributable.

ARTICLE IV

CLOSING

Section 4.1 Closing Date. The Closing shall be consummated on a date and at a time agreed upon by the Buyers and the Selling Stockholders, but in no event later than the second business day after the date on which the conditions set forth in Articles IX and X have been satisfied or waived, at the offices of Sidley Austin LLP, One South Dearborn Street, Chicago, Illinois, or at such other time and place as shall be agreed upon by the Buyers and the Selling Stockholders. The time and date on which the Closing is actually held is referred to herein as the “Closing Date.”

Section 4.2 Payment on the Closing Date. Subject to fulfillment or waiver (where permissible) of the conditions set forth in this Agreement, at the Closing, each Buyer shall pay to the applicable Selling Stockholder, an amount equal to the Preliminary Purchase Price for the Shares of the Company (or Companies) being purchased by such Buyer by wire transfer of immediately available funds to the bank account or accounts specified by such Selling Stockholder.

Section 4.3 Buyers’ Additional Closing Date Deliveries. Subject to fulfillment or waiver (where permissible) of the conditions set forth in Article IX, at the Closing, the Buyers shall deliver to the Selling Stockholders all of the following:

(a) Certificates of good standing of the Buyers issued as of a recent date by the Secretary of State of the State of Delaware or other jurisdiction of formation;

(b) Certificates of the secretary or an assistant secretary of the Buyers, dated the Closing Date, in form and substance reasonably satisfactory to the Selling Stockholders, as to (i) the Charter (or other governing organizational document) of the Buyers; (ii) the By-Laws of the Buyers; (iii) the resolutions of the Board of Directors of the Buyers authorizing the execution and performance of this Agreement, any Buyer Ancillary Agreement and the transactions contemplated hereby and thereby; and (iv) incumbency and signatures of the officers of the Buyers executing this Agreement and any Buyer Ancillary Agreement;

(c) The Transition Services Agreement, duly executed by the Buyers;

(d) The Owens Corning® Essentials® License Agreement, duly executed by Norandex;

(e) The Owens Corning Patent License Agreement, duly executed by ESI and CertainTeed; and

(f) The certificate contemplated by Section 10.1, duly executed by a duly authorized officer of the Buyers.

Section 4.4 Selling Stockholders’ Closing Date Deliveries. Subject to fulfillment or waiver (where permissible) of the conditions set forth in Article X, at the Closing the Selling Stockholders shall deliver to the Buyers all of the following:

(a) Certificates of good standing (or the equivalent thereof) of the Selling Stockholders issued as of a recent date by the Secretary of State of the State of Delaware and the Nova Scotia Registrar of Joint Stock Companies;

(b) Certificate of the secretary or an assistant secretary of each of the Selling Stockholders, dated the Closing Date, in form and substance reasonably satisfactory to the Buyers, as to (i) the Charters (or equivalent organization documents) of the Selling Stockholders and any Company that is a subsidiary of such Selling Stockholder; (ii) the By-Laws of the Selling Stockholders and any Company that is a subsidiary of such Selling Stockholder; (iii) the resolutions of the Board of Directors of each of the Selling Stockholders authorizing the execution and performance of this Agreement, any Seller Ancillary Agreement to which such Selling Stockholder is a party and the transactions contemplated hereby and thereby; and (iv) incumbency and signatures of the officers of the Selling Stockholders executing this Agreement and any Seller Ancillary Agreement;

(c) Stock certificates representing all of the Shares, duly executed in blank or accompanied by duly executed instruments of transfer, in form and substance reasonably satisfactory to the Buyers;

(d) The Transition Services Agreement, duly executed by the Selling Stockholders;

(e) The Owens Corning® Essentials® License Agreement, duly executed by OCIC;

(f) The Owens Corning Patent License Agreement, duly executed by OCIC;

(g) Instruments of transfer, in form and substance reasonably satisfactory to the Buyers, transferring the Copyrights, Patent Rights and Trademarks set forth on

Schedule 4.4(g) owned or licensed by OCIC or Owens Corning to a Company or other entity designated by the Buyers, duly executed by OCIC or Owens Corning;

(h) Instruments of transfer in form and substance reasonably satisfactory to the Buyers, transferring all of the Transferred Assets set forth on Schedule 8.14 owned by the Selling Stockholders or their Affiliates to a Company or other entity designated by the Buyers, duly executed by the applicable Selling Stockholder or Affiliate of the Selling Stockholders;

(i) Any consents, waivers or approvals, in form and substance reasonably satisfactory to the Buyers, that may be obtained by the Selling Stockholders with respect to the consummation of the transactions contemplated by this Agreement;

(j) Evidence, in form and substance reasonably satisfactory to the Buyers, of the termination of the guarantees issued by ESI and Norandex with respect to the Owens Corning Credit Agreement;

(k) Evidence, in form and substance reasonably satisfactory to the Buyers, of the termination of the guarantees issued by ESI and Norandex with respect to the Owens Corning Senior Notes;

(l) The certificate contemplated by Section 9.1, duly executed by a duly authorized officer of each of the Selling Stockholders; and

(m) The written resignations, in form and substance reasonably satisfactory to the Buyers, of the following directors of the Companies: ESI: Michael H. Thaman, Ralph A. Than and Joseph J. Mikelonis; Norandex: Michael H. Thaman, David T. Brown and Brian Chambers; and Vytec: Robert Kwong and Stephen K. Krull.

Section 4.5 Trapped Cash Adjustment to Preliminary Purchase Price.

(a) As promptly as practicable, but no later than 5 business days after the Closing Date, the Selling Stockholders shall prepare and deliver to the Buyers a report (the “Sellers’ Trapped Cash Report”) setting forth the Selling Stockholders’ estimation of the amount of Trapped Cash (“Sellers’ Trapped Cash Estimate”).

(b) If the Buyers do not object to the Sellers’ Trapped Cash Estimate within 5 business days of the delivery of the Sellers’ Trapped Cash Report by the Selling Stockholders, then the Sellers’ Trapped Cash Report shall be deemed to be accepted and the Sellers’ Trapped Cash Estimate shall be the “Trapped Cash” and the Buyers shall pay to the Selling Stockholders, within 10 days of the date of delivery of the Sellers’ Trapped Cash Report, an amount equal to the Sellers’ Trapped Cash Estimate by wire transfer of immediately available funds to such bank accounts of the Selling Stockholders as the Selling Stockholders shall designate in writing to the Buyers.

(c) If the Buyers do object to the Sellers’ Trapped Cash Estimate:

(i) the Buyers shall, within 5 business days of receipt of the Sellers’ Trapped Cash Report, deliver to the Selling Stockholders a report (the “Buyers’ Trapped Cash Report”) containing their objections to the Sellers’ Trapped Cash Estimate, along with their estimate of the Trapped Cash (the “Buyers’ Trapped Cash Estimate”); and

(ii) the Buyers shall pay to the Selling Stockholders an amount equal to the Buyers’ Trapped Cash Estimate within 10 days of the date of delivery of the Buyers’ Trapped Cash Report, by wire transfer of immediately available funds to such bank accounts of the Selling Stockholders as the Selling Stockholders shall designate in writing to the Buyers; and

(iii) the Buyers and the Selling Stockholders shall negotiate in good faith to resolve such dispute. If after a period of 10 days, the dispute remains unresolved, then the Selling Stockholders and the Buyers shall together choose an independent firm of public accountants of nationally-recognized standing (the “Accounting Firm”) to resolve any remaining disputes. The Accounting Firm shall act as an arbitrator to determine, based solely on presentations by the Selling Stockholders and the Buyers, and not by independent review, only those issues still in dispute with respect to the amount of Trapped Cash. Subject to Section 4.8, the decision of the Accounting Firm shall be final and binding and shall be in accordance with the provisions of this Section. All of the fees and expenses of the Accounting Firm shall be borne by the Selling Stockholders and the Buyers in the same proportion that the aggregate amount of the disputed items submitted to the Accounting Firm pursuant to this Section 4.5 that are unsuccessfully disputed by the Selling Stockholders and the Buyers, respectively (as finally determined by the Accounting Firm), bears to the total amount of items submitted to the Accounting Firm pursuant to this Section 4.5.

Section 4.6 Intentionally Omitted

Section 4.7 Adjustments to Preliminary Purchase Price.

(a) In the event that the Closing Working Capital is less than $99,643,000, the Preliminary Purchase Price shall be reduced by the amount that the Target Closing Working Capital Amount exceeds the Closing Working Capital. In the event that the Closing Working Capital is greater than $100,643,000, the Preliminary Purchase Price shall be increased by the amount that the Closing Working Capital exceeds the Target Closing Working Capital Amount. The amount of any such reduction or increase being referred to herein as the “Working Capital Adjustment Amount.”

(b) In the event that the Closing Date Capex Amount is less than the Target Capex Amount, the Preliminary Purchase Price shall be reduced by the amount that the Target Capex Amount exceeds the Closing Date Capex Amount. The amount of any such reduction being referred to herein as the “Capex Adjustment Amount.”

(c) In the event that the aggregate amount of payments made to the Selling Stockholders pursuant to Section 4.5 exceeds the amount of Trapped Cash, as finally determined pursuant to Section 4.8, the Preliminary Purchase Price shall be reduced by an amount equal to such excess. In the event that the amount of Trapped Cash, as finally determined pursuant to Section 4.8, exceeds the aggregate amount of payments pursuant to Section 4.5, the Preliminary Purchase Price shall be increased by an amount equal to such excess. The amount of any such reduction or increase being referred to herein as the “Trapped Cash Adjustment Amount.”

Section 4.8 Determination of Adjustment Amounts.

(a) On or before 60 days following the Closing Date, the Buyers shall prepare and deliver to Selling Stockholders a report (the “Global Adjustment Report”) setting forth, in accordance with the Agreed Accounting Principles, (i) the Closing Date Working Capital and the Working Capital Adjustment Amount, if any; (ii) the Trapped Cash Adjustment Amount, if any; (iii) the Capex Adjustment Amount, if any; and (iv) the Buyers’ computation of each such item. The Selling Stockholders shall reasonably assist the Buyers in the preparation of the Global Adjustment Report and shall provide the Buyers reasonable access during normal business hours to the personnel, properties, books and records of the Selling Stockholders for such purpose.

(b) The Selling Stockholders and/or a firm of independent public accountants designated by the Selling Stockholders (“Sellers’ Accountant”) will be entitled to reasonable access during normal business hours to the relevant records and working papers of the Buyers and their accountants to aid in their review of the Global Adjustment Report. The Global Adjustment Report will be deemed to be accepted by and shall be conclusive for purposes of determining the Working Capital Adjustment Amount, the Trapped Cash Adjustment Amount and the Capex Adjustment Amount, except to the extent, if any, that the Selling Stockholders or the Sellers’ Accountant shall have delivered within 60 days after the date on which the Global Adjustment Report is delivered to the Selling Stockholders, a written notice to the Buyers stating each and every item to which the Selling Stockholders take exception, specifying in reasonable detail the nature and extent of any such exception (it being understood that any amounts not disputed shall be paid within three business days of such notice). If a change proposed by the Selling Stockholders is disputed by the Buyers, then the Buyers and the Selling Stockholders shall negotiate in good faith to resolve such dispute. If, after a period of 20 days following the date on which the Selling Stockholders give the Buyers notice of any such proposed change, any such proposed change still remains disputed, then the Selling Stockholders and the Buyers shall together choose an independent firm of public accountants of nationally-recognized standing (the “Accounting Firm”) to resolve any remaining disputes. The Accounting Firm shall act as an arbitrator to determine, based solely on presentations by the Selling Stockholders and the Buyers, and not by independent review, only those issues still in dispute with respect to the Working Capital Adjustment Amount, the Trapped Cash Adjustment Amount and the Capex Adjustment Amount, respectively. The decision of the Accounting Firm shall be final and binding and shall be in accordance with the provisions of this Section. All of the fees and expenses of the Accounting Firm shall be borne by the Selling Stockholders and the Buyers in the same proportion that the aggregate amount of the disputed items submitted to the Accounting Firm that are unsuccessfully disputed by the Selling Stockholders and the Buyers, respectively (as finally determined by the Accounting Firm), bears to the total amount of items submitted to the Accounting Firm.

Section 4.9 Payment of Adjustment Amounts.

(a) The Working Capital Adjustment Amount, if any, shall be paid within 10 business days following the applicable Working Capital Adjustment Finalization Date. Any Working Capital Adjustment Amount shall be paid as follows:

(i) if the Working Capital Adjustment Amount is to be paid by the Selling Stockholders, an amount in cash equal to the Working Capital Adjustment Amount shall be paid by wire transfer of immediately available funds to an account specified in writing to the Selling Stockholders by the Buyers.

(ii) if the Working Capital Adjustment Amount is to be paid by the Buyers, an amount in cash equal to the Working Capital Adjustment Amount shall be paid by wire transfer of immediately available funds to an account or accounts specified in writing to the Buyers by the Selling Stockholders.

(b) The Trapped Cash Adjustment Amount, if any, shall be paid within 10 business days following the applicable Trapped Cash Adjustment Finalization Date. Any Trapped Cash Adjustment Amount shall be paid as follows:

(i) if the Trapped Cash Adjustment Amount is to be paid by the Selling Stockholders, an amount in cash equal to the Trapped Cash Adjustment Amount shall be paid by wire transfer of immediately available funds to an account specified in writing to the Selling Stockholders by the Buyers.

(ii) if the Trapped Cash Adjustment Amount is to be paid by the Buyers, an amount in cash equal to the Trapped Cash Adjustment Amount shall be paid by wire transfer of immediately available funds to an account or accounts specified in writing to the Buyers by the Selling Stockholders.

(c) The Capex Adjustment Amount, if any, shall be paid within 10 business days following the applicable Capex Adjustment Finalization Date. The Capex Adjustment Amount, if any, shall be paid by wire transfer of immediately available funds by the Selling Stockholders to the Buyers to an account specified in writing to the Selling Stockholders by the Buyers.

Section 4.10 Withholding Taxes. The Buyers shall be entitled to withhold Taxes on payments to the Selling Stockholders pursuant to this Agreement to the extent required by applicable Requirements of Law.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE SELLING STOCKHOLDERS

As an inducement to the Buyers to enter into this Agreement and to consummate the transactions contemplated hereby, the Selling Stockholders represent and warrant to the Buyers as of the date hereof and as of the Closing Date as follows:

Section 5.1 Organization of the Companies and the Selling Stockholders. Each of the Companies and the Selling Stockholders has been duly formed and is validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each of the Companies and the Selling Stockholders is duly qualified to transact business and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing, individually and in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. Each of the Companies and the Selling Stockholders has corporate power and authority to own or lease and operate its assets and to carry on its business in the manner that it was conducted immediately prior to the date of this Agreement.

Section 5.2 Capital Structure. Annex B sets forth the number of shares of each class of capital stock of each of the Companies that are issued and outstanding. All of the outstanding shares of capital stock of each of the Companies are validly issued, fully paid and nonassessable and free of preemptive rights. Except for this Agreement, there are no agreements, arrangements, options, warrants, rights or commitments of any character relating to the issuance, sale, purchase or redemption of any shares of capital stock of, or other equity interests in any of the Companies. The Selling Stockholders are the record and beneficial owners of the Shares, free and clear of any Encumbrance and any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of the Shares), and will transfer and deliver to each Buyer at Closing valid title to the Shares being purchased by such Buyer.

Section 5.3 Subsidiaries and Investments. None of the Companies, directly or indirectly, owns or has the right to acquire any outstanding voting securities or other equity interests in any corporation, partnership, joint venture or other entity.

Section 5.4 Authority; Conflicts.

(a) Each Selling Stockholder has full power and authority to execute, deliver and perform this Agreement. Each Selling Stockholder has full power and authority to execute, deliver and perform each of the Seller Ancillary Agreements to which it is a party. This Agreement and each of the Seller Ancillary Agreements to which each Selling Stockholder is a party constitute the valid and binding obligations of each such party, enforceable in accordance with their respective terms, in each case subject to bankruptcy, insolvency, reorganization, moratorium, and similar laws of general application relating to or affecting creditors’ rights and to general equity principles.

(b) Except as set forth in Schedule 5.4, none of the execution and delivery by each Selling Stockholder of this Agreement, the execution and delivery by a Selling Stockholder of any Seller Ancillary Agreement or the consummation by each Selling Stockholder of any of the transactions contemplated hereby or thereby, nor compliance by each Selling Stockholder with, or fulfillment by each Selling Stockholder of, the terms, conditions and provisions hereof or thereof will:

(i) assuming the receipt of all necessary consents and approvals and the filing of all necessary documents as described in Section 5.4(b)(ii), require any consent or other action by any Person under, result in a violation or breach of the terms, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss of rights under, or result in the creation or imposition of any Encumbrance upon a Selling Stockholder or any of the Shares or any of the assets of a Selling Stockholder or any of the Companies, under (1) the Charter or By-laws of a Selling Stockholder or any of the Companies, (2) any Business Agreement, (3) any note, instrument, mortgage, lease, franchise or financial obligation to which a Selling Stockholder is a party or by which a Selling Stockholder is bound, (4) any Court Order to which a Selling Stockholder or any of the Companies is a party or by which a Selling Stockholder or any of the Companies is bound or (5) any Requirements of Law affecting a Selling Stockholder or any of the Companies, other than, in the case of clauses (2), (3), (4) and (5) above, any such violations, breaches, defaults, rights, loss of rights or Encumbrances that, individually and in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect or would not prevent the consummation of any of the transactions contemplated hereby, or

(ii) require the approval, consent, authorization or act of, or the making by a Selling Stockholder or any of the Companies of any declaration, filing or registration with, any Administrative Authority, except (1) in connection, or in compliance, with the provisions of the HSR Act and the Competition Act, (2) such filings as may be required in connection with the Taxes described in Section 8.1, and (3) such approvals, consents, authorizations, declarations, filings or registrations the failure of which to be obtained or made, individually and in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect or would not prevent the consummation of any of the transactions contemplated hereby.

Section 5.5 Financial Statements. Schedule 5.5 contains (i) the audited combined balance sheets of the Business as of December 31, 2005 and December 31, 2006 (the balance sheet dated December 31, 2006, the “Audited Balance Sheet”) and the audited combined statements of income of the Business for the years ended December 31, 2004, December 31, 2005, the ten months ended October 31, 2006 and the two months ended December 31, 2006 and (ii) the unaudited adjusted management reports as of April 30, 2007 and the related statement of income for the four months then ended. Except as set forth therein and except as set forth in Schedule 5.5, such balance sheets, management reports and statements of income have been prepared in conformity, in all material respects, with GAAP, and such balance sheets, management reports and related statements of income present fairly in accordance with GAAP, in all material respects, the financial position and results of operations of the Business, as of their respective dates and for the respective periods covered thereby, subject, in the case of the financial statements referred to in clause (ii), to normal year-end adjustments and the lack of footnotes and other presentation items, none of which would be, individually or in the aggregate, material.

Section 5.6 Operations Since Financial Statements Date. Except as set forth in Schedule 5.6, from the Financial Statements Date through the date hereof, there has not been any event, occurrence, development or state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. Except as set forth in Schedule 5.6, from the Financial Statements Date through the date hereof, the Companies have conducted the Business in all material respects in the ordinary course. Without limiting the generality of the foregoing, from the Financial Statements Date through the date hereof, except as set forth in Schedule 5.6, none of the Companies has:

(a) sold, assigned, leased (as lessor), transferred or otherwise disposed of (including any transfers to any Affiliate of the Companies), or mortgaged or pledged, or imposed or suffered to be imposed any Encumbrance on, any of the assets reflected on the Audited Balance Sheet or any assets acquired by any of the Companies after the Financial Statements Date except for (i) distributions of cash to the Selling Stockholders, (ii) assets sold or otherwise disposed of in the ordinary course of business and (iii) Permitted Encumbrances;

(b) cancelled or compromised any debts owed to or claims held by it (including the settlement of any claims or litigation) other than in the ordinary course of business;

(c) issued any capital stock or other securities (or securities exchangeable, convertible or exercisable for capital stock or other securities) of any Company or granted any options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock or other securities (or securities convertible into or exchangeable for capital stock or other securities) of any Company;

(d) split, combined or reclassified, or amended any term of, any shares of capital stock or other securities of any Company or otherwise effected any recapitalization, reclassification or like change in the capitalization of any Company;

(e) created, incurred guaranteed or assumed, or agreed to create, incur, guarantee or assume, any indebtedness for borrowed money (other than money borrowed or advances from any of its subsidiaries in the ordinary course of business) or released any material rights of a Company or entered into, as lessee, any capitalized lease obligations (as defined in Statement of Financial Accounting Standards No. 13); or

(f) make any capital expenditure that is not consistent (in the amount or nature) with the capital expenditure budget set forth in Schedule 5.6(f) (the “Capex Budget”) or enter into any contract or commitment therefor, other than in the ordinary course of business, which is in excess of $250,000;

(g) enter into any contract for the purchase of real property;

(h) make, or agree to make, any distribution of assets (other than as contemplated by Section 8.11) to the Selling Stockholders or any of their Affiliates;

(i) (A) institute any material increase in any benefit provided under, or adopt or amend, any profit-sharing, bonus, incentive, deferred compensation, insurance, pension, retirement, medical, hospital, disability, welfare or other employee benefit plan maintained for their employees, other than as required by any such plan, labor contract, collective bargaining agreement or Requirements of Law and (B) enter into any new employment, change in control, incentive, severance, retention or termination arrangement or (except as may be required by Requirements of Law) increase any benefits payable under existing employment, change in control, incentive, severance, retention or termination pay policies;

(j) make any material change in the compensation of their employees, other than changes made in accordance with normal compensation practices or pursuant to existing contractual commitments (including, but not limited to, any commitment or obligation under any labor contract or collective bargaining agreement) and consistent with past compensation practices;

(k) hire or terminate any employee or consultant other than in the ordinary course of business consistent with past practices;

(l) make any change in their charters or by-laws;

(m) make any material loans, advances or capital contributions to, or investments in, any other Person;

(n) acquire (by merger, amalgamation, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material properties or assets (other than assets acquired to produce or distribute products in the ordinary course of business);

(o) except for contracts entered into in the ordinary course of business, enter into any contract that would have been a Business Agreement if such Company were a party or subject thereto on the date of this Agreement, or terminate or amend in any material respect any such contract or any Business Agreement;

(p) enter into, modify or terminate any labor or collective bargaining agreement or, through negotiations or otherwise, make any commitment or incur any liability to any labor organizations, other than pursuant to a Requirement of Law;

(q) enter into or agree to enter into any merger or consolidation with any corporation or other entity, or acquire the securities of any other Person; or

(r) committed or agreed to do anything listed in this Section 5.6.

Section 5.7 Taxes. Except as set forth in Schedule 5.7, (i) the Companies have filed all material Tax Returns required to have been filed on or before the date hereof and all such Tax Returns are true, correct and complete in all material respects; (ii) all Taxes shown to be due on the Tax Returns referred to in clause (i) have been timely paid; (iii) none of the Companies has waived in writing any statute of limitations or expiry of any normal reassessment period in respect of Taxes of such Company which waiver is currently in effect; (iv) the Tax Returns referred to in clause (i) relating to federal, provincial and state income Taxes, as applicable, have been examined or assessed by the IRS, the Canada Revenue Agency or the appropriate state or provincial taxing authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired; (v) no issues that have been raised in writing by the relevant taxing authority in connection with the examination or assessment of the Tax Returns referred to in clause (i) are currently pending or remain unresolved or may give rise to a reassessment within a normal reassessment period; (vi) all deficiencies asserted or assessments made as a result of any examination of the Tax Returns referred to in clause (i) by a taxing authority have been paid in full or are currently being contested; (vii) there are no liens for Taxes upon the assets of the Companies except liens relating to current Taxes not yet due; and (viii) all material Taxes which the Companies are required by law to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate governmental authority or have been accrued, reserved against and entered on the books of the Companies.

Section 5.8 Governmental Permits. The Companies own, hold or possess all licenses, franchises, permits, privileges, immunities, approvals and other authorizations from an Administrative Authority that are necessary to entitle them to own or lease, operate and use their assets and to carry on and conduct the Business substantially as conducted immediately prior to the date of this Agreement (herein collectively called “Governmental Permits”), except for such Governmental Permits as to which the failure to so own, hold or possess, individually and in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. The Companies have complied with all terms and conditions of the Governmental Permits, except where the failure to comply, individually and in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

Section 5.9 Real Property.

(a) Schedule 5.9 contains a list of:

(i) each parcel of real property owned by a Company (the “Owned Real Property”) (showing the record title holder and the uses being made thereof); and

(ii) each option held by the Business to acquire any real property. Schedule 5.9 also contains a copy of a commitment for a policy of title insurance for the Owned Real Property.

(b) Schedule 5.9 sets forth a list of each material lease or similar agreement under which any of the Companies is lessee of, or holds or operates, any real property owned by any third Person (the “Leased Real Property”). None of the Selling Stockholders or the Companies has received any written notice from a landlord under any lease for Leased Real Property indicating that such landlord may be unwilling to renew or extend the term of its lease.

(c) Each Company listed in Schedule 5.9 as the record holder for an Owned Real Property or as the tenant for a Leased Real Property has good and marketable title in fee simple to each such Owned Real Property or a valid leasehold interest in each such Leased Property, respectively, and in each case, to the Knowledge of the Sellers, free and clear of any Encumbrances, except for any Permitted Encumbrances.

Section 5.10 Personal Property. Schedule 5.10 contains as of the date of this Agreement a list of each lease or other agreement or right under which any of the Companies is lessee of, or holds or operates, any machinery, equipment, vehicle or other tangible personal property owned by a third Person, except those which are terminable by such Company without penalty on 90 days’ or less notice or which provide for annual rental payments of less than $100,000.

Section 5.11 Intellectual Property.

(a) To the Knowledge of the Sellers, Schedule 5.11(a)(i) contains a list of all registrations and applications for registration for all Copyrights (other than Copyrights in Software owned by third parties), Patent Rights and registrations and applications for registrations for all Trademarks (other than Trademarks that are not material to the Business and the Owens Corning Corporate Trademarks identified on Schedule 5.11(a)(ii)) owned by or licensed to the Companies which are used by the Business, as currently conducted, or which the Selling Stockholders agree to transfer with the Business.

(b) Schedule 5.11(b)(i) contains a list of all Software owned by the Companies which is material to the conduct of the Business, as currently conducted. Schedule 5.11(b)(ii) contains a list of all agreements pursuant to which any of the Companies is a party or otherwise bound and pursuant to which it (A) obtains the right to use, or a covenant not to be sued under, any Intellectual Property (excluding licenses for Software that is available generally through retail stores, distribution networks or is otherwise subject to “shrink-wrap” or “click-through” license agreements) or (B) grants the right to use, or a covenant not to be sued under, any Intellectual Property.

(c) Except as disclosed in Schedule 5.11(c), the Companies either: (i) own the entire right, title and interest in and to the Intellectual Property used in the Business, free and clear of all Encumbrances; or (ii) have a valid right or license to use the same in the conduct of the Business. There exist no material restrictions on the disclosure, use, license or transfer of the Intellectual Property used by the Business that is owned by the Companies.

(d) Except as set forth in Schedule 5.11(d), all registrations for Copyrights, Patent Rights and Trademarks identified in Schedule 5.11(a)(i) as owned by the Companies or OCIC are valid and in force, and all applications to register any unregistered Copyrights, Patent Rights and Trademarks so identified in Schedule 5.11(a)(i) are pending and in good standing, and no party has asserted any challenge related thereto against the Companies or OCIC.

(e) Except as disclosed in Schedule 5.11(e), (i) to the Knowledge of the Sellers, no infringement or misappropriation by any of the Companies of any Intellectual Property of any other Person has occurred or resulted in any way from its conduct of the Business between January 1, 2004 and the date hereof, (ii) no written notice of a claim, action or proceeding alleging any infringement or misappropriation of any Intellectual Property of any other Person has been received by any of the Companies in respect of the conduct of the Business by it between January 1, 2004 and the date hereof, and (iii) to the Knowledge of the Sellers, no infringement or misappropriation by any other Person of any Intellectual Property used by the Business has occurred between January 1, 2004 and the date hereof.

(f) As of the date hereof no proceedings are pending or, to the Knowledge of the Sellers, threatened against a Selling Stockholder, any Affiliate thereof or the Companies which challenge the validity or ownership of any Copyright, Patent Right or Trademark described in Schedule 5.11(a)(i).

(g) The Selling Stockholders, their Affiliates and the Companies have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all Trade Secrets material to the Business and no such Trade Secret has been disclosed other than to employees, representatives and agents of the Selling Stockholders, their Affiliates or the Companies.

Section 5.12 Title to Property. Except for assets disposed of in the ordinary course of business, the Companies have good and marketable title to each material item of equipment and other tangible personal property reflected in the Audited Balance Sheet as owned by the Companies with a fair market value in excess of $250,000, free and clear of all Encumbrances, except for Permitted Encumbrances.

Section 5.13 No Violation, Litigation or Regulatory Action. Except as set forth in Schedule 5.13:

(a) the Companies have complied with all applicable Court Orders and all applicable Requirements of Law, other than those instances of noncompliance which would not reasonably be expected to be material to the Companies, taken as a whole;

(b) there are no lawsuits, charges, proceedings or investigations pending or, to the Knowledge of the Sellers, threatened against the Companies or related to the Business, which are reasonably likely to result in a judgment for which the Companies would be required to pay an amount with respect to any individual such matter or series of related matters in excess of $500,000 or result in the imposition of equitable or injunctive relief against any Company or the Business; and

(c) there is no action, claim, lawsuit or other legal proceeding pending or, to the Knowledge of the Sellers, threatened that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement or any of the Seller Ancillary Agreements.

Section 5.14 Contracts. Except as set forth in Schedule 5.14, as of the date of this Agreement, none of the Companies is, and neither the Selling Stockholders nor any of their Affiliates are, with respect to the Business, a party to or bound by:

(i) any contract for the future purchase or sale of real property;

(ii) any contract for the purchase by such Company or the Business of services, supplies, components or equipment which such Company reasonably anticipates will involve the annual payment of more than $500,000 after the date hereof;

(iii) any contract for the sale by such Company or the Business of any services or products of the Companies’ businesses which such Company reasonably anticipates will involve the annual payment of more than $1,000,000 after the date hereof or any rebate arrangement related to such contract;

(iv) any loan agreements, promissory notes, indentures, bonds, security agreements, guarantees or obligations for borrowed money or other instruments involving indebtedness in an amount in excess of $250,000;

(v) any partnership, joint venture or other similar agreement or arrangement;

(vi) any management service, consulting, financial advisory or any other similar type of contract and any contracts with any investment or commercial bank;

(vii) any contract (including letters of intent) involving the disposition or acquisition of material assets or properties, or any merger, consolidation or similar business combination transaction, whether or not enforceable;

(viii) any contracts which contain restrictions with respect to payment of dividends or any other distribution in respect of the capital stock or other equity interests;

(ix) any contract containing any covenant or provision prohibiting such Company or the Business from engaging in any line or type of business (except for such contracts which shall not apply to such Company upon Closing);

(x) any contract between such Company, on the one hand, and any Selling Stockholder (or any Affiliate thereof other than any Company) on the other hand;

(xi) outstanding agreements of guaranty, surety or indemnification, direct or indirect, by such Company, other than indemnification agreements with respect to the purchase or sale of goods set forth in supplier or customer contracts entered into in the ordinary course of business and consistent with past practices; or

(xii) any contract under which such Company has made advances or loans to any other Person in excess of $10,000 individually, other than advances or loans to Affiliates that will be repaid prior to the Closing.

Section 5.15 Status of Contracts. Except as set forth in Schedule 5.15, each of the leases, contracts, licenses and other agreements listed in Schedules 5.9, 5.10, 5.11(b)(i), 5.11(b)(ii), 5.14 and 5.18 (collectively, the “Business Agreements”) is a valid and binding agreement of the applicable Company and, (to the Knowledge of the Sellers, the other party thereto) and is in full force and effect except where the failure to be in full force and effect would not reasonably be expected to have a Material Adverse Effect. The Companies are not, and, to the Knowledge of the Sellers, are not alleged to be in, breach or default under any of the Business Agreements, other than those breaches or defaults which would not reasonably be expected to have a Material Adverse Effect. The Companies have made available to the Buyers a true and correct copy of each such Business Agreement.

Section 5.16 ERISA.

(a) Welfare Plans and Pension Plans. Each Plan in which (i) at least one employee of the Companies participates or (ii) at least one former employee of the Companies has accrued a benefit for which any of the Companies has an obligation to pay is listed in

Schedule 5.16(a), and the Selling Stockholders have made available to the Buyers a true and correct copy, where applicable, of: (i) each such plan document, (ii) any summary plan description used in connection with such plan, (iii) the most recent IRS determination letter and (iv) the Annual Reports (Form 5500 Series) and accompanying schedules, as filed, for the most recently completed three plan years. With respect to each Plan and each Other Benefit Plan (as defined below) listed in Schedule 5.16(a) or Schedule 5.16(b), (i) such plan has been maintained and operated in all material respects in accordance with its terms and in compliance with the applicable requirements of the Code and ERISA and the regulations issued thereunder and other applicable Requirements of Law, and, with respect to a Foreign Plan, in all material respects in accordance with its terms and in compliance with the Requirements of Law applicable to the Foreign Plan and (ii) no material litigation or asserted claims against the Companies exists with respect to any such plan (other than claims for benefits in the normal course of business). Except with respect to the Plans set forth on Schedule 5.16(a) which are identified as Multiemployer Plans, the Companies do not have, and have never had, any obligation to contribute to any Multiemployer Plan. No Multiemployer Plan set forth in Schedule 5.16(a) is, to the Knowledge of the Sellers, in “reorganization” (as defined in Section 4241 of ERISA or other similar legislation applicable to Foreign Plans) or is “insolvent” (as defined in Section 4245 of ERISA). Except with respect to the Plans set forth on Schedule 5.16(a), none of the Companies and any of their ERISA Affiliates has incurred or would reasonably be expected to incur any liability under or pursuant to Title IV of ERISA that would reasonably be expected to result in a material liability to the Companies. Schedule 5.16(a) or Schedule 5.16(b), as applicable, identifies each Plan or each Other Benefit Plan (as defined below) that is sponsored or maintained by any of the Companies (“Company Plan”) and each Plan or each Other Benefit Plan that is not a Company Plan (“Seller Plan”).

(b) Other Material Employee Benefits. Any material employee benefits (other than those provided through the Plans listed in Schedule 5.16(a)) as to which any of the Companies has or may have in the future any liability (other than regular wages or salary), such as any bonus, severance, equity-based compensation, incentive, annual profit sharing or change-in-control or retention programs or arrangements, any fringe benefits described in Section 132 of the Code, any educational assistance plans under Section 127 of the Code and any dependent care assistance plans under Section 129 of the Code or as provided for under a Foreign Plan, are listed in Schedule 5.16(b) (the “Other Benefit Plans”), and any plan document with respect to, and any written description of, any such employee benefit has been made available to the Buyers by the Selling Stockholders.

(c) Plan Qualification. Each Company Plan which, in the case of a Foreign Plan required to be registered with an Administrative Authority for tax purposes, is registered, or is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS that such Company Plan is so qualified under the Code and that each related trust is exempt from taxation under Section 501(a) of the Code, if applicable.

(d) Plan Audits and Investigations. No Company Plan is under audit or investigation by the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or other Administrative Authority and, to the Knowledge of the Sellers, no such audit or investigation is pending or threatened.

(e) Transaction-Related Payments and Benefits. Neither the execution of this Agreement, nor the consummation of the transactions contemplated herein, will (either alone or together with another event): (i) result in any payment (including, without limitation, any bonus, severance, forgiveness of indebtedness or golden parachute payment), for which any of the Companies has an obligation to pay, becoming due to any current or former employee of the Companies, (ii) increase any benefit otherwise payable under any Company Plan or (iii) result in the acceleration of the time of payment or vesting or funding of any such benefit.

(f) Post-Termination Insurance Benefits. No Company Plan provides, or has any liability to provide, life, health or dental insurance coverage to any current or former employee of the Companies upon his or her retirement or termination of employment, except as may be required by Section 4980B of the Code.

Section 5.17 Environmental Matters. Except as set forth in Schedule 5.17 and except (other than in the case of clause (b), (c), (f) or (g) below) for matters that, individually and in the aggregate, would not reasonably be expected to result in Losses and Expenses to the Companies in excess of $500,000:

(a) none of the Companies is subject to any order from or consent or settlement agreement with, or to the Knowledge of the Sellers, any investigation by, any Person (including any Administrative Authority) relating to (i) any violation of any Environmental Law or Remedial Action or (ii) any claim of Losses or Expenses arising from the Release or threatened Release of a Contaminant;

(b) no property currently owned or, to the Knowledge of the Sellers, no property currently leased by any of the Companies, is currently the subject of any order from or consent or settlement agreement with or, to the Knowledge of the Sellers, any investigation by any Person (including any Administrative Authority) relating to any (i) Remedial Action or (ii) any claim of Losses or Expenses arising from the Release or threatened Release of a Contaminant into the environment;

(c) to the Knowledge of the Sellers, no property formerly owned or leased by any of the Companies is currently the subject of any investigation by, order from or consent or settlement agreement with any Person (including any Administrative Authority) relating to any (i) Remedial Action or (ii) any claim of Losses or Expenses arising from the Release or threatened Release of a Contaminant into the environment by any of the Companies during their period of possession of the property;

(d) none of the Companies is subject to any judicial or administrative proceeding, order, judgment, decree or settlement alleging or addressing a violation of or liability under any Environmental Law;

(e) none of the Selling Stockholders, their Affiliates or the Companies has received any unresolved written notice or claim to the effect that a Company (or the Business) is or may be liable to any Person, including any Administrative Authority, relating to or arising out of any Environmental Law or as a result of the Release of a Contaminant;

(f) each of the Companies and the Business is in compliance in all material respects with all applicable Environmental Laws;

(g) each of the Companies owns, holds and possesses all material Governmental Permits required by applicable Environmental Laws and is in compliance in all material respects with such Governmental Permits; and

(h) none of the Companies has agreed to assume or accept the responsibility for, by contract or otherwise, any liability of any other Person under applicable Environmental Laws.

Section 5.18 Employee Relations and Agreements. Except as set forth in Schedule 5.18:

(a) the Companies are not, and neither the Selling Stockholders nor any of their Affiliates are, with respect to the Business, a party to any written labor contract, collective bargaining agreement or employment agreement;

(b) no union or similar labor organization represents employees of the Business and, to the Knowledge of the Sellers, as of the date hereof no such organization is attempting to organize such employees;

(c) there are no existing or pending or, to the Knowledge of the Sellers, threatened strikes, work stoppages, work slowdowns, lockouts or other labor disputes related to the Affected Employees which are reasonably expected to have a Material Adverse Effect;

(d) as of the date hereof, there are no unfair labor practice charges or complaints pending, or to the Knowledge of the Sellers, threatened against the Companies with the National Labor Relations Board or the Ontario Labour Relations Board which are reasonably expected to have a Material Adverse Effect;

(e) as of the date hereof, there are no employment-related charges, complaints, grievances, investigations, inquiries or obligations of any kind, pending or, to the Knowledge of the Sellers, threatened in any forum, relating to an alleged violation or breach by the Companies (or their officers or directors) of any law, regulation or contract which are reasonably expected to have a Material Adverse Effect; and

(f) as of the date hereof, to the Knowledge of the Sellers, there are no workman’s compensation or workplace safety and insurance liabilities or claims which are reasonably expected to have a Material Adverse Effect.

Section 5.19 No Undisclosed Liabilities. Except as set forth in Schedules 5.9, 5.13, 5.15, 5.19, 5.23 or 5.24 or as reflected or provided for in the Audited Balance Sheet, as of the Financial Statements Date, none of the Companies was subject to any liability, whether absolute, contingent, accrued or otherwise, that would be required to be included on a balance sheet prepared in accordance with GAAP other than liabilities which, individually or in the aggregate are not material to the Companies or the Business, taken as a whole. Since the Financial Statements Date except as set forth in Schedules 5.9, 5.13, 5.15, 5.19, 5.23 or 5.24, none of the Companies has incurred any liability other than in the ordinary course of business, consistent with past practice, whether absolute, contingent, accrued or otherwise, other than liabilities which, individually or in the aggregate are not material to the Companies or the Business, taken as a whole.

Section 5.20 Sufficiency of Assets. Except as set forth in Schedule 5.20, the assets and properties of each Company constitute all of the assets and properties reasonably necessary to operate the Business as heretofore conducted by such Company other than (i) assets that, individually and in the aggregate, are not material to the Business and (ii) assets and properties being provided pursuant to the Transition Services Agreement, the Owens Corning® Essentials® License Agreement and the Owens Corning Patent License Agreement. Nothing in this Section 5.20 constitutes a representation or warranty with respect to title or the condition of any assets or properties (whether real or personal, tangible or intangible, owned, leased or held under license), any and all representations or warranties with respect to which are set forth in other Sections of this Article V.

Section 5.21 Insurance. The Companies are currently covered by policies of fire and extended coverage and casualty, liability and other forms of insurance in such amounts and against such risks and losses, and including such levels of self-insured retention, as are in their judgment prudent and shall use reasonable best efforts to keep such insurance or comparable insurance in full force and effect through the Closing Date.

Section 5.22 No Brokers. Except as set forth on Schedule 5.22, none of the Companies nor any Person acting on their behalf has paid or become obligated to pay any fee or commission to any broker, finder or intermediary for or on account of the transactions contemplated by this Agreement.

Section 5.23 Products Liability. Except as set forth on Schedule 5.23, (i) there has not been, and, to the Knowledge of the Sellers, there is not threatened, any action, claim, lawsuit, demand, suit, inquiry, hearing, investigation, notice of a violation or noncompliance, litigation, proceeding, arbitration or other dispute by or before any Administrative Authority against or involving any Selling Stockholder or any Affiliates thereof or the Companies concerning any product of the Companies manufactured or distributed by or on behalf of the Companies relating to or resulting from an alleged defect in design, manufacture, materials or workmanship of any such product or any alleged failure to warn, or any alleged breach of implied warranties or representations of any such product and (ii) there has not been and, to the Knowledge of the Sellers, there is not threatened, any recall conducted with respect to any product of the Companies manufactured (or to be manufactured) or distributed by the Companies, or any investigation or consideration of or decision made by any Person or Administrative Authority concerning whether to undertake or not undertake, any recall.

Section 5.24 Warranties. The Selling Stockholders have made available to the Buyers copies of the forms of written warranties covering the products sold by the Companies which are material to the Business. To the Knowledge of the Sellers, no material liability exists for any return claim, warranty claim or other obligation to provide parts and service on, or to repair or replace, any products manufactured or distributed by the Companies in connection with the Business as of April 30, 2007 in excess of $12,720,000, which corresponds to the amounts reserved for warranty expenses calculated in accordance with Schedule 5.24.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE BUYERS

As an inducement to the Selling Stockholders to enter into this Agreement and to consummate the transactions contemplated hereby, the Buyers hereby represent and warrant to the Selling Stockholders as follows:

Section 6.1 Organization of the Buyers. CertainTeed is a corporation duly organized, validly existing and in good standing under the laws of Delaware. SG is a corporation duly organized, validly existing and in good standing under the laws of Delaware. Each Buyer has the corporate power and authority to own or lease and operate its assets and to carry on its businesses in the manner that they were conducted immediately prior to the date of this Agreement.

Section 6.2 Authority of the Buyers; Conflicts.

(a) Each Buyer has the power and authority to execute, deliver and perform this Agreement and each of the Buyer Ancillary Agreements. The execution, delivery and performance of this Agreement and the Buyer Ancillary Agreements by each of the Buyers have been duly authorized and approved by each of the Buyers’ Board of Directors and do not require any further authorization or consent of such Buyer or its stockholders. This Agreement has been duly authorized, executed and delivered by each of the Buyers and (assuming the valid authorization, execution and delivery of this Agreement by the Selling Stockholders) is the legal, valid and binding agreement of such Buyer enforceable in accordance with its terms, and each of the Buyer Ancillary Agreements has been duly authorized by each of the Buyers and upon execution and delivery by each of the Buyers will be (assuming the valid authorization, execution and delivery by the other party or parties thereto) a legal, valid and binding obligation of such Buyer enforceable in accordance with its terms, in each case subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors’ rights and to general equity principles.

(b) Neither the execution and delivery of this Agreement by each Buyer, the execution and delivery by each Buyer of any Buyer Ancillary Agreements to which it is a party or the consummation by each Buyer of any of the transactions contemplated hereby or thereby nor compliance by each Buyer with, or fulfillment by each Buyer of, the terms, conditions and provisions hereof or thereof will:

(i) assuming the receipt of all necessary consents and approvals and the filing of all necessary documents as described in Section 6.2(b)(ii), result in a violation or breach of the terms, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss of rights under (1) the Charter or By-laws of a Buyer, (2) any note, instrument, mortgage, lease, franchise or financial obligation to which a Buyer is a party or any of its properties is subject or by which a Buyer is bound, (3) any Court Order to which a Buyer is a party or by which it is bound or (4) any Requirements of Law affecting a Buyer, other than, in the case of clauses (2), (3) and (4) above, any such violations, breaches, defaults, rights or loss of rights that would not materially impair the ability of a Buyer to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby, or

(ii) require the approval, consent, authorization or act of, or the making a Buyer of any declaration, filing or registration with, any Administrative Authority, except for (1) in connection, or in compliance, with the provisions of the HSR Act and the Competition Act, (2) such filings as may be required in connection with the Taxes described in Section 8.1, (3) such filings as may be required by the Investment Canada Act and (4) such approvals, consents, authorizations, declarations, filings or registrations the failure of which to be obtained or made would not materially impair the ability of a Buyer to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby.

Section 6.3 No Violation, Litigation or Regulatory Action.

(a) There are no lawsuits, claims, proceedings or investigations pending or, to the Knowledge of the Buyers, threatened against a Buyer or its subsidiaries which are reasonably expected to materially impair the ability of a Buyer to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby.

(b) There is no action, suit or proceeding pending or, to the Knowledge of the Buyers, threatened that questions the legality of the transactions contemplated by this Agreement or any of the Buyer Ancillary Agreements.

Section 6.4 Financing. Each Buyer has, and will have at the Closing, sufficient funds available for it to pay the portion of the Purchase Price relating to the Shares being purchased by such Buyer.

Section 6.5 Investment Intent; Information.

(a) Each of the Buyers is acquiring the Shares as an investment for its own account and not with a view to the distribution thereof. The Buyers shall not sell, transfer, assign, pledge or hypothecate any of the Shares in the absence of registration under, or pursuant to an applicable exemption from, federal and applicable state securities laws.

(b) The Buyers acknowledge that they have been furnished with such documents, materials and information as the Buyers deem necessary or appropriate for evaluating the purchase of the Shares. The Buyers confirm that it has made such further investigation of the Companies as was deemed appropriate to evaluate the merits and risks of this purchase. The Buyers further acknowledges that it has had the opportunity to ask questions of, and receive answers from, the representatives of the Companies, the Selling Stockholders and Persons acting on the Companies’ and the Selling Stockholders’ behalf, concerning the terms and conditions of the purchase of the Shares.

Section 6.6 No Brokers. None of the Buyers nor any Person acting on its behalf has paid or become obligated to pay any fee or commission to any broker, finder or intermediary for or on account of the transactions contemplated by this Agreement.

ARTICLE VII

ACTION PRIOR TO THE CLOSING DATE

The respective parties hereto covenant and agree to take the following actions between the date hereof and the Closing Date:

Section 7.1 Access to Information. The Selling Stockholders shall cause the Companies to afford to the officers, employees and authorized representatives of the Buyers (including independent public accountants and attorneys) reasonable access during normal business hours, upon reasonable advance notice, to the offices, properties, employees and business and financial records (including computer files, retrieval programs and similar documentation) of the Companies to the extent the Buyers shall reasonably deem necessary and shall furnish to the Buyers or their authorized representatives such additional information concerning the Companies as shall be reasonably requested; provided, however, that (i) the Companies shall not be required to violate any obligation of confidentiality to which the Companies are subject or to waive any privilege which they may possess in discharging their obligations pursuant to this Section 7.1; (ii) the Companies shall not be required to furnish or otherwise make available to the Buyers customer-specific data or competitively sensitive information relating to areas of their business in which the Buyers or their Affiliates compete against the Companies; and (iii) the Buyers shall not, without the prior written consent of the Selling Stockholders, contact or communicate with any vendor, customer, employee or other business partner of any of the Companies with respect to or in connection with the transactions contemplated hereby. The Buyers agree that such investigation shall be conducted in such a manner as not to interfere unreasonably with the operations of the Companies. Notwithstanding the foregoing, the obligations of the Selling Stockholders pursuant to this Section 7.1 shall be subject to the right of the Selling Stockholders to determine, in their discretion, the appropriate timing of the disclosure of information they deem proprietary commercial information or privileged information. Prior to the Closing Date, the parties shall act at all times in accordance with the terms and provisions of the Confidentiality Agreement.

Section 7.2 Preserve Accuracy of Representations and Warranties; Notification. Each of the Buyers and the Selling Stockholders shall refrain from intentionally taking, and shall cause their respective Affiliates to refrain from intentionally taking, any action which would render any representation or warranty contained in this Agreement inaccurate as of the Closing Date. Each of the Buyers and the Selling Stockholders shall promptly notify the other of any action, suit or proceeding that shall be instituted or threatened against such party to restrain, prohibit or otherwise challenge the legality of any transaction contemplated by this Agreement. Each party hereto shall promptly notify the other of any lawsuit, action, claim, proceeding or investigation that may be threatened, brought, asserted or commenced against the Selling Stockholders, the Companies or the Buyers, as the case may be, that would have been listed in Schedule 5.13 if such lawsuit, action, claim, proceeding or investigation had arisen prior to the date hereof.

Section 7.3 Consents of Third Parties; Governmental Approvals.

(a) The Selling Stockholders and the Buyers will use reasonable best efforts and cooperate with each other in attempting to secure, before the Closing Date, the consent, approval or waiver, in form and substance reasonably satisfactory to the other party, required to be obtained from any party to consummate the transactions contemplated by this Agreement; provided, however, that (other than with respect to customary filing fees referred to in Section 7.3(b)) the costs of obtaining any such consent, approval or waiver (including with respect to the Selling Stockholders’ obtaining consent to transfer or split contracts set forth on Schedule 5.20) shall be shared equally by the Buyers on the one hand and the Selling Stockholders on the other.

(b) The Buyers and the Selling Stockholders shall use their reasonable best efforts to file not more than 10 days after the date hereof with (i) the Federal Trade Commission and the Antitrust Division of the Department of Justice the notifications and other information required to be filed under the HSR Act with respect to the transactions contemplated hereby and (ii) with the Commissioner of Competition appointed under the Competition Act the notifications and other information required to be filed under the Competition Act with respect to the transactions contemplated hereby. Each party warrants that all such filings by it will be, as of the date filed, true and accurate in all material respects and in material compliance with the requirements of the HSR Act or the Competition Act. Each of the Buyers and the Selling Stockholders agrees to file any additional information requested by such agencies under the HSR Act and to make available to the other such information as each of them may reasonably request relative to its business, assets and property as may be required of each of them to file such additional information. Each of the Buyers and the Selling Stockholders will provide to the other copies of all correspondence between it (or its advisors) and any such agency relating to this Agreement or any of the matters described in this Section 7.3(b); provided, however, that such correspondence does not contain or reveal confidential information of the Buyers, the Companies or their respective Affiliates. The Buyers and the Selling Stockholders agree that, except as either party may otherwise agree, all telephonic calls and meetings with such agencies regarding the transactions contemplated hereby or any of the matters described in this Section 7.3(b) shall include representatives of each of the Buyers and the Selling Stockholders. All filing fees associated with this Section 7.3 shall be shared equally by the Buyers on the one hand and the Selling Stockholders on the other.

Section 7.4 Operations Prior to the Closing Date.

(a) The Selling Stockholders shall, and shall cause the Companies to, operate and carry on the Business in the ordinary course, consistent with past practice, and substantially as operated immediately prior to the date of this Agreement. Consistent with the foregoing, the Selling Stockholders shall cause the Companies to use their reasonable best efforts consistent with good business practice to preserve the goodwill of the suppliers, contractors, licensors, employees, customers, distributors and others having business relations with the Companies.

(b) Notwithstanding Section 7.4(a), except as set forth in Schedule 7.4 and except as contemplated by this Agreement (including, without limitation, any transactions related to the WCI Settlement, the WCI Escrow or the dividend of the Excess Cash Distribution to the Selling Stockholders pursuant to Section 8.11) or except with the express written approval of the

Buyers (which the Buyers agree shall not be unreasonably withheld or delayed), the Selling Stockholders shall cause the Companies not to:

(i) make any material change in the Business or their operations, except such changes as may be required to comply with any applicable Requirements of Law;

(ii) make any capital expenditure that is not consistent (in the amount or nature) with the capital expenditure budget set forth in the Capex Budget or enter into any contract or commitment therefor, other than in the ordinary course of business, which is in excess of $250,000;

(iii) enter into any contract for the purchase of real property;

(iv) sell, assign, lease (as lessor), transfer or otherwise dispose of (including any transfers to any Affiliates), or mortgage or pledge, or impose or suffer to be imposed any Encumbrance on, any of their assets, other than inventory and personal property sold or otherwise disposed of in the ordinary course of business and other than Permitted Encumbrances;

(v) cancel or compromise any debts owed to or claims held by them (including the settlement of any claims or litigation) or release any material rights of a Company other than in the ordinary course of business or in accordance with Section 7.5;

(vi) create, incur, guarantee or assume, or agree to create, incur, guarantee or assume, any indebtedness for borrowed money or enter into, as lessee, any capitalized lease obligations (as defined in Statement of Financial Accounting Standards No. 13);

(vii) make, or agree to make, any distribution of assets (other than as contemplated by Section 8.11) to the Selling Stockholders or any of their Affiliates;

(viii) (A) institute any material increase in any benefit provided under, or adopt or amend, any profit-sharing, bonus, incentive, deferred compensation, insurance, pension, retirement, medical, hospital, disability, welfare or other employee benefit plan maintained for their employees, other than as required by any such plan, labor contract, collective bargaining agreement or Requirements of Law and (B) enter into any new employment, change in control, incentive, severance, retention or termination arrangement or (except as may be required by Requirements of Law) increase any benefits payable under existing employment, change in control, incentive, severance, retention or termination pay policies;

(ix) make any material change in the compensation of their employees, other than changes made in accordance with normal compensation practices or pursuant to existing contractual commitments (including, but not limited to, any commitment or obligation under any labor contract or collective bargaining agreement) and consistent with past compensation practices;

(x) hire or terminate any employee or consultant other than in the ordinary course of business consistent with past practices;

(xi) make any change in their charters or by-laws;

(xii) issue any capital stock or other securities (or securities exchangeable, convertible or exercisable for capital stock or other securities) of any Company or grant options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock or other securities (or securities convertible into or exchangeable for capital stock or other securities) of any Company;

(xiii) split, combine or reclassify, or amend any term of, any shares of capital stock or other securities of any Company or otherwise effect any recapitalization, reclassification or like change in the capitalization of any Company;

(xiv) make any material loans, advances or capital contributions to, or investments in, any other Person;

(xv) acquire (by merger, amalgamation, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material properties or assets (other than assets acquired to produce or distribute products in the ordinary course of business);

(xvi) except for contracts entered into in the ordinary course of business, enter into any contract that would have been a Business Agreement if such Company were a party or subject thereto on the date of this Agreement, or terminate or amend in any material respect any such contract or any Business Agreement;

(xvii) enter into, modify or terminate any labor or collective bargaining agreement or, through negotiations or otherwise, make any commitment or incur any liability to any labor organizations, other than pursuant to a Requirement of Law;

(xviii) enter into or agree to enter into any merger or consolidation with any corporation or other entity, or acquire the securities of any other Person;

(xix) except to the extent required by a Requirement of Law or GAAP, make any material change to any methods of accounting or methods of reporting revenue and expenses or accounting practices;

(xx) make any change to the management of working capital (including the timing of collection of accounts receivable and of the payment of accounts payable and the management of inventory);

(xxi) settle, or offer or propose to settle, (x) any action, lawsuit, investigation, arbitration or other claim involving or against a Company (other than with respect to the WCI Settlement or the Wolverine Litigation), unless such settlement or offer or proposal to settle would otherwise violate clauses (ii) or (y) of this clause (xxi)) which settlement would result in (i) amounts payable by a Company in excess of $250,000 individually or $500,000 in the aggregate or (ii) any equitable or other non-monetary relief, or (y) any action, lawsuit, arbitration or dispute that relates to the transactions contemplated hereby; or

(xxii) commit or agree to do anything prohibited by this Section 7.4(b).

Section 7.5 Termination of Certain Intercompany Indebtedness.

(a) At or prior to the Closing, the Selling Stockholders shall release, cancel and terminate all non-trade intercompany indebtedness owed by the Companies to the Selling Stockholders or any of their Affiliates as of the Closing Date and the Companies shall release, cancel and terminate all non-trade intercompany indebtedness owed by the Selling Stockholders or any of their Affiliates to the Companies as of the Closing Date.

(b) Except for Seller Ancillary Agreements and contracts relating to the provision of services or sale of goods on arm’s-length terms by a Company to a Selling Stockholder or an Affiliate thereof, at or prior to the Closing, the applicable Selling Stockholders and the applicable Companies shall cause all contracts, agreements or arrangements between a Company, on the one hand, and any Selling Stockholder or any of its Affiliates (other than the Companies), on the other hand, to be terminated as of the Closing (and mutual releases in form and substance reasonably satisfactory to the Buyers and the Selling Stockholders entered into in connection therewith), at no cost to the applicable Company and all obligations and liabilities thereunder shall have been satisfied.

ARTICLE VIII

ADDITIONAL AGREEMENTS

Section 8.1 Tax Matters.

(a) Liability for Taxes.

(i) The Selling Stockholders shall be liable for and covenant to pay, and pursuant to Article XI (and subject to the limitations thereof) shall indemnify and hold harmless each Buyer Group Member from and against any and all Losses and Expenses incurred by such Buyer Group Member in connection with or arising from, any and all Taxes (A) imposed on any of the Companies pursuant to Treasury Regulation Section 1.1502-6 or similar provision of state or local law as a result of any Company having been a member of the Company Group, and (B) imposed on any of the Companies, or for which any of the Companies may otherwise be liable, for any taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date; provided, however, that the Selling Stockholders shall not be liable for or pay, and shall not indemnify or hold harmless any Buyer Group Member from and against any Losses or Expenses incurred by any Buyer Group Member in connection with or arising from (A) any Taxes to the extent taken into account as a liability in the determination of Closing Date Working Capital, or (B) notwithstanding anything to the contrary herein, any Taxes resulting from a sale of any of the Companies by a Buyer (the Taxes described in this proviso being referred to as “Excluded Taxes”). The Selling Stockholders shall be entitled to any refund of (or credit for) Taxes allocable to any taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date.

(ii) The Buyers shall be liable for and covenant to pay, and pursuant to Article XI (and subject to the limitations thereof) shall indemnify and hold harmless each Seller Group Member from and against any and all Losses and Expenses incurred by such Seller Group Member in connection with or arising from, (A) any and all Taxes imposed on the Companies, or for which the Companies may otherwise be liable, for any taxable year or period that begins after the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period beginning after the Closing Date and (B) Excluded Taxes. Except as otherwise provided herein, the Buyers shall be entitled to any refund of (or credit for) Taxes described in clauses (A) and (B).

(iii) For purposes of Sections 8.1(a)(i) and (a)(ii), whenever it is necessary to determine the liability for Taxes of the Companies for a Straddle Period, the determination of such Taxes for the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning after, the Closing Date shall be determined by assuming that the Straddle Period consisted of two taxable years or periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date, and items of income, gain, deduction, loss or credit of the Companies for the Straddle Period shall be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the books of the Companies were closed at the close of the Closing Date; provided, however, that (I) transactions occurring on the Closing Date that are properly allocable (based on, among other relevant factors, factors set forth in Treasury Regulation Section 1.1502-76(b)(1)(ii)(B)) to the portion of the Closing Date after the Closing shall be allocated to the taxable year or period that is deemed to begin at the beginning of the day following the Closing Date and (II) exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned between such two taxable years or periods on a daily basis.

(iv) If, as a result of any action, suit, investigation, audit, claim, assessment or amended Tax Return, there is any change after the Closing Date in an item of income, gain, loss, deduction, credit or amount of Tax that results in an increase in a Tax liability for which the Selling Stockholders would otherwise be liable pursuant to Section 8.1(a)(i), and such change results in or will result in a decrease in the Tax liability of the Companies, the Buyers or any Affiliate or successor thereof for any taxable year or period beginning after the Closing Date or for the portion of any Straddle Period beginning after the Closing Date, the Selling Stockholders shall not be liable pursuant to such Section 8.1(a)(i) with respect to such increase to the extent of such decrease (and, to the extent such increase in Tax liability is paid to a taxing authority by the Selling Stockholders or any Affiliate thereof, the Buyers shall pay the Selling Stockholders an amount equal to such decrease).

(v) Notwithstanding anything herein to the contrary, the Buyers and the Selling Stockholders shall each pay, and shall indemnify the other against 50% any real property transfer or gains Tax, sales Tax, use Tax, stamp Tax, stock transfer Tax, or other similar Tax imposed on the transactions contemplated by this Agreement.

(b) Tax Returns. (i) The Selling Stockholders shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) (x) all Tax Returns required to be filed with respect to the Companies for taxable years or periods of the Companies ending on or prior to the Closing Date (including, for the avoidance of doubt, the federal income Tax Returns filed for the consolidated group of which Owens Corning is the common parent for the tax period that includes the Closing Date) and (y) to the extent not described in clause (x), all Tax Returns required to be filed with respect to the Companies and due on or before the Closing Date, and in each case the Selling Stockholders shall remit, or cause to be remitted, any Taxes due in respect of such Tax Returns, and each Buyer shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) all other Tax Returns that are required to be filed by or with respect to the Companies, and each Buyer shall remit, or cause to be remitted, any Taxes due in respect of such Tax Returns. With respect to Tax Returns to be filed pursuant to the preceding sentence (I) such Tax Returns shall be filed in a manner consistent with past practice and no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in prior periods in filing such Tax Returns (including any such position, election or method which would have the effect of accelerating income to periods for which the Selling Stockholders are liable or deferring deductions to periods for which the Buyers are liable) and (II) in the case of Tax Returns to be completed by the Buyers, such Tax Returns shall be submitted to the Selling Stockholders not later than 30 days prior to the due date for filing such Tax Returns (or, if such due date is within 45 days following the Closing Date, as promptly as practicable following the Closing Date) for review and approval by the Selling Stockholders, which approval may not be unreasonably withheld, but may in all cases be withheld if such Tax Returns were not prepared in accordance with clause (I) of this sentence. The Selling Stockholders or the Buyers shall pay the other party for the Taxes for which the Selling Stockholders or the Buyers, respectively, are liable pursuant to Section 8.1(a) but which are payable with any Tax Return to be filed by the other party pursuant to this Section 8.1(b) upon the written request of the party entitled to payment, setting forth in detail the computation of the amount owed by the Selling Stockholders or the Buyers, as the case may be, but in no event earlier than 10 business days prior to the due date for paying such Taxes, without regard to the aggregate indemnification limitations set forth in Section 11.1(a) and Section 11.2(a).

(ii) The Selling Stockholders shall terminate or cause to be terminated any and all of the tax sharing, allocation, indemnification or similar agreements, arrangements or undertakings in effect, written or unwritten, on the Closing Date as between either Selling Stockholder or any predecessor or affiliate thereof, on the one hand, and the Companies, on the other hand, for all Taxes imposed by any government or taxing authority, regardless of the period in which such Taxes are imposed, and there shall be no continuing obligation to make any payments under any such agreements, arrangements or undertakings.

(iii) None of the Buyers or any Affiliate of the Buyers shall (or shall cause or permit the Companies to) amend, refile or otherwise modify (or grant an extension of any statute of limitation or normal reassessment period with respect to) any Tax Return relating in whole or in part to the Companies with respect to any taxable year or period ending on or before the Closing Date (or with respect to any Straddle Period) without the prior written consent of the Selling Stockholders, which consent may be withheld in the sole discretion of the Selling Stockholders.

(iv) The Buyers shall promptly cause each of the Companies to prepare and provide to the Selling Stockholders a package of Tax information materials, including schedules and work papers (the “Tax Package”), required by the Selling Stockholders to enable the Selling Stockholders to prepare and file all Tax Returns required to be prepared and filed by it pursuant to Section 8.1(b)(i). The Tax Package shall be completed in accordance with past practice, including past practice as to providing such information and as to the method of computation of separate taxable income or other relevant measure of income of the Companies. The Buyers shall cause the Tax Package to be delivered to the Selling Stockholders as soon as practicable after the Closing Date.

(c) Contest Provisions. (i) The Buyers shall promptly notify the Selling Stockholders in writing upon receipt by the Buyers, any of their Affiliates or the Companies of notice of any pending or threatened federal, state, provincial, local, municipal or foreign Tax audits, examinations or assessments relating to taxable periods ending on or before the Closing Date or which might otherwise affect the Tax liabilities for which the Selling Stockholders may be liable pursuant to this Section 8.1.

(ii) The Selling Stockholders shall have the sole right to represent the Companies’ interests in any Tax audit or administrative or court proceeding relating to taxable periods ending on or before the Closing Date, and to employ counsel of their choice at their expense. In the case of a Straddle Period, the Selling Stockholders shall be entitled to participate at their expense in any Tax audit or administrative or court proceeding relating (in whole or in part) to Taxes attributable to the portion of such Straddle Period ending on and including the Closing Date and, with the written consent of the Buyers, and at the Selling Stockholders’ sole expense, may assume the entire control of such audit or proceeding. None of the Buyers, any of their Affiliates or the Companies may settle any Tax claim for any Taxes for which the Selling Stockholders may be liable pursuant to Section 8.1(a), without the prior written consent of the Selling Stockholders, which consent may be withheld in the sole discretion of the Selling Stockholders.

(d) Assistance and Cooperation. After the Closing Date, the Selling Stockholders and the Buyers shall (and shall cause their respective Affiliates to):

(i) assist the other parties in preparing any Tax Returns which such other party is responsible for preparing and filing in accordance with Section 8.1(b);

(ii) cooperate fully in preparing for any audits of, or disputes with taxing authorities regarding, any Tax Returns of the Companies;

(iii) make available to the others and to any taxing authority as reasonably requested all information, records, and documents relating to Taxes of the Companies;

(iv) provide timely notice to the others in writing of any pending or threatened Tax audits or assessments of the Companies for taxable periods for which the other may have a liability under this Section 8.1;

(v) furnish the others with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request with respect to any such taxable period;

(vi) timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns or other reports with respect to, Taxes described in Section 8.1(a)(v) (relating to sales, transfer and similar Taxes); and

(vii) timely provide to the others powers of attorney or similar authorizations necessary to carry out the purposes of this Section 8.1.

(e) Elections Under Section 338(h)(10). (i) Owens Corning shall make, or cause to be made, a joint election with SG for Norandex under Section 338(h)(10) of the Code and under any applicable similar provisions of state law with respect to the purchase of the stock of Norandex, and SG shall within 10 days after the completion of the Allocation Schedule described in Section 8.1(e)(ii), but in no event later than five days prior to the due date for filing Internal Revenue Service Form 8023, exchange completed and executed copies of Internal Revenue Service Form 8023, required schedules thereto (including Internal Revenue Service Form 8883), and any similar state forms. If any changes are required in these forms as a result of information which is first available after these forms are prepared, the parties will promptly agree on such changes.

(ii) Within 60 days following the final determination of the Working Capital Adjustment Amount pursuant to Section 4.8, Owens Corning shall prepare and deliver to SG a schedule (the “Allocation Schedule”) allocating the Aggregate Deemed Sales Price, as defined in Treasury Regulation Section 1.338-4, among the assets of Norandex. The Allocation Schedule shall be reasonable and shall be prepared in accordance with Section 338(h)(10) of the Code and the Treasury Regulations thereunder. The Allocation Schedule shall be deemed to be accepted by and shall be conclusive and binding on SG except to the extent, if any, that SG or SG’s accountant shall have delivered within 30 days after the date on which the Allocation Schedule is delivered to SG, a written notice to Owens Corning stating each and every item to which SG takes exception (it being understood that any amounts not disputed shall be final and binding). If a change proposed by SG is disputed by Owens Corning, then Owens Corning and SG shall negotiate in good faith to resolve such dispute. If, after a period of 20 days following the date on which SG gives Owens Corning notice of any such proposed change, any such proposed change still remains disputed, then SG and Owens Corning shall together choose an Accounting Firm to resolve any remaining disputes. The Accounting Firm shall act as an arbitrator to determine, based solely on presentations by SG and Owens Corning, and not by independent review, only those issues still in dispute with respect to the Allocation Schedule. The decision of the Accounting Firm shall be final and binding. All of the fees and expenses of the Accounting Firm shall be equally paid by SG, on the one hand, and Owens Corning, on the other hand. SG and Owens Corning each agree that promptly upon receiving the final and binding Allocation Schedule it shall return an executed copy thereof to the other party. Each of SG and Owens Corning agrees to file all federal, state, local and foreign Tax Returns in accordance with the Allocation Schedule.

(f) Survival and Coordination with Article XI. The representations, warranties and covenants in this Section 8.1 and Section 5.7 shall survive for the applicable statute of limitations or normal reassessment period. For the avoidance of doubt, the provisions of Sections 11.4, 11.5, and 11.6 of this Agreement shall apply to the matters covered by this Section 8.1, except to the extent of any inconsistency between those sections and this Section 8.1, in which case the provisions of Section 8.1 shall control.

Section 8.2 Employee Matters.

(a) Continued Employment. For the period commencing on the Closing Date and ending on the first anniversary of the Closing Date, the Buyers shall take any action necessary so that all individuals who are employees of the Companies (including employees who are not actively at work on account of illness, short-term disability or leave of absence) on the Closing Date (the “Affected Employees”) shall continue to receive base wages and salaries at rates no less favorable to such employee than the rates of wages and salaries paid by the Companies to such Affected Employees on, and to be employed at the same location as such Affected Employees were on, the date of this Agreement. This Section 8.2 does not in any way prohibit the Buyers or their Affiliates from terminating the employment of any Affected Employee following the Closing Date.

(b) Collective Bargaining. With respect to Affected Employees represented by a union or labor organization for purposes of collective bargaining, the Buyers shall ensure that such unions or labor organizations continue to be recognized as the bargaining representative of such Affected Employees as of the Closing Date. The Buyers shall assume the Companies’ obligations with respect to the collective bargaining agreements in effect on the Closing Date and adhere to the terms thereof, provided, however, for the avoidance of doubt, that the Buyers assume only the collective bargaining agreements set forth in Schedule 5.18. Prior to the Closing Date, the Selling Stockholders shall cause the Companies to timely provide any notice of the transactions contemplated by this Agreement required as may be required by law or collective bargaining agreement, and will satisfy any bargaining obligations related to the transactions contemplated by this Agreement.

(c) Buyers’ Benefit Plans. The Buyers and the Selling Stockholders shall jointly give notice to all employees of the Companies on the Closing Date that the active participation of Affected Employees in the Seller Plans shall terminate on the Closing Date, as of which date the Affected Employees shall be eligible to participate in the Buyers’ Pension Plans and Welfare Plans and other employee benefits (the “Buyers’ Benefit Programs”), subject to the terms and conditions of Buyers’ Benefit Programs. In no event shall any employee of the Companies be entitled to accrue any benefits under the Seller Plans with respect to services rendered or compensation paid after the Closing Date. For a period of one year beginning on and immediately following the Closing Date or such other period as required by applicable Requirements of Law or collective bargaining agreement, the Affected Employees shall receive employee benefits (including, for the avoidance of doubt, retirement, bonus, welfare and fringe benefits, but excluding emergence-related equity-based compensation and retiree medical benefits) under Buyers’ Benefit Programs that are no less favorable in the aggregate than those benefits provided under the Plans in effect immediately prior to the Closing Date as listed on Schedule 5.16(a) and (b).

(d) Severance Benefits. Notwithstanding any of the foregoing to the contrary, for the period commencing on the Closing Date and ending on the first anniversary of the Closing Date, the Buyers agree to, or to cause their Affiliates to, provide notice of termination or pay in lieu thereof, any severance benefits to any Affected Employee who is terminated following the Closing Date in an amount that is at least equal to the notice, or pay in lieu thereof, and termination benefits that would have been paid to such employee if he were terminated immediately prior to the Closing Date. The Companies shall have no obligation or liability to pay or provide any payments with respect to any Affected Employees for whom severance or termination obligations are incurred prior to the Closing Date.

(e) Welfare Benefits. Except as otherwise expressly provided herein, the Selling Stockholders or one of their Affiliates shall retain responsibility under the Plans that are Welfare Plans in which the Affected Employees participate with respect to all amounts that are payable by reason of, or in connection with, any and all welfare benefits provided to the Affected Employees and their eligible dependents but only to the extent that the services for such benefits were incurred prior to the Closing Date and claimed in compliance with the Welfare Plan terms. The Buyers and their Affiliates shall be responsible for all other welfare benefits provided to the Affected Employees and their eligible dependents to the extent that the services for such benefits were incurred on or after the Closing Date and claimed in compliance with Buyers’ Welfare Plan terms. The Buyers shall not assume assets or liabilities under any Welfare Plans sponsored or maintained by the Selling Stockholders or their Affiliates (other than the Companies), including, but not limited to, retiree medical obligations to current or former employees of the Companies under such plans.

(f) Credit for Service. To the extent that service is relevant for purposes of eligibility and vesting (and, in order to calculate the amount of any vacation, sick days, severance and similar benefits but not for purposes of pension benefit accruals), except as necessary to comply with Requirements of Law applicable to any Foreign Plan under Buyers’ Benefit Programs on and after the Closing Date, such Buyers’ Benefit Programs shall credit the Affected Employees for service earned on and prior to the Closing Date with any of the Companies, their subsidiaries, any of their Affiliates or any of their respective predecessors, to the extent it was recognized under a similar Seller Plan prior to the Closing Date, in addition to service earned with the Buyers or any of the Buyers’ Affiliates after the Closing Date.

(g) Preexisting Conditions; Coordination. Following the Closing Date, the Buyers shall, or shall cause their Affiliates to, waive limitations on eligibility, enrollment and benefits under the Buyers’ Benefit Programs which are Welfare Plans relating to any preexisting medical conditions of the Affected Employees and their eligible dependents. Following the Closing Date, for the plan year in which the Closing Date occurs, the Buyers shall recognize, or shall cause their Affiliates to also recognize, for purposes of annual deductible and out of pocket limits under the Buyers’ Benefit Programs which are Welfare Plans, deductible and out of pocket expenses paid by Affected Employees and their respective dependents under the Seller Plans which are Welfare Plans. The Selling Stockholders shall cause their insurance carrier to provide the Buyers (or at the direction of the Buyers, Buyers’ insurance carriers) with information, in form and substance reasonably satisfactory to the Buyers, on the deductibles and out-of-pocket expenses paid by Affected Employees and their respective dependents under the Seller Plans which are Welfare Plans subsequent to December 31, 2006 and up to the Closing Date. The Selling Stockholders shall pay any fees and expenses incurred by the Companies or the Selling Stockholders in obtaining such information.

(h) Vacations. The Buyers shall, or shall cause their Affiliates to, continue a vacation program for the benefit of the Affected Employees through at least the end of the calendar year in which the Closing occurs that is at least as favorable as the vacation program of the Companies in effect immediately prior to the Closing Date. The Buyers shall, or shall cause their Affiliates to, recognize and provide all accrued but unused vacation of each Affected Employee under such vacation program as of the Closing Date. The Selling Stockholders shall have no obligation or liability to pay or provide any vacation payments claimed on or after the Closing Date.

(i) Bonuses. The Buyers shall, or shall cause their Affiliates to, assume, maintain and honor all bonus programs which are designated “Company Plans” set forth on Schedule 5.16(b) for Affected Employees in existence as of the Closing Date and shall pay to the Affected Employees the bonuses that they earn under such programs for the full applicable period of time used to determine the Affected Employees’ bonuses in which the Closing Date occurs; provided, however, that with respect to the Siding Solutions Business Corporate Incentive Plan (the “SSBCIP”) only, the Selling Stockholders shall make pro rata payments of any bonuses accrued under the SSBCIP as of the Closing Date, in accordance with the terms and conditions of the SSBCIP, no later than 60 days following the Closing Date, and the Buyers shall adopt a bonus program similar to the SSBCIP which covers at least the Affected Employees who participated in the SSBCIP as of the Closing Date and which provides such Affected Employees with bonus opportunities, for the period beginning on the Closing Date and ending December 31, 2007, which are no less generous than as provided under the SSBCIP from January 1, 2007 through the Closing Date. The Selling Stockholders shall pay to each Affected Employee amounts under any bonus program that is not a Company Plan, which are accrued but not yet paid as of the Closing Date, at the time and in accordance with the terms of such programs.

(j) COBRA. Following the Closing Date, the Buyers shall, or shall cause an Affiliate to, provide continuation health care coverage to all Affected Employees and their qualified beneficiaries who have a “qualifying event” at any time on or after the Closing Date, in accordance with the continuation health care coverage requirements of Section 4980B of the Code (“COBRA”). The Selling Stockholders or one of their Affiliates shall provide COBRA coverage for former employees of the Companies who do not become Affected Employees or, for former employees who are not subject to COBRA, such other extended coverage as may be required by relevant legislation.

(k) WARN Act. The Selling Stockholders shall be responsible for all liabilities or obligations under The Worker Adjustment and Retraining Notification Act (“WARN Act”) and similar state and local rules, statutes and ordinances with respect to any employment loss occurring prior to the Closing Date affecting any employees of the Companies. The Buyers or their Affiliates shall be responsible for all liabilities or obligations under the WARN Act and similar state and local rules, statutes and ordinances resulting from any employment loss occurring on or after the Closing Date affecting any Affected Employees.

(l) Third-Party Claims. Regardless of anything else contained herein, the parties hereto do not intend for this Agreement to amend any Plans or arrangements or create any rights or obligations except between the parties to this Agreement. No Affected Employee or other current or former employee of the Companies or their Affiliates including any beneficiary or dependent thereof, or any other person not a party to this Agreement, shall be entitled to assert any claim hereunder.

(m) Workers’ Compensation. The Selling Stockholders shall be liable for any workers’ compensation or similar workers’ protection claims of any Affected Employee incurred prior to the Closing Date. The Companies shall be liable for any workers’ compensation, workplace safety and insurance or similar workers’ protection claims of any Affected Employee incurred on or after the Closing Date. For purposes of this paragraph, a claim is deemed incurred when the incident giving rise to a claim occurred, provided, however, that if more than one incident gave rise to a claim, the claim shall be deemed incurred as determined by applicable state workers’ compensation laws.

(n) Plan Asset Transfers; Vesting. Subject to the following sentence, no assets or liabilities shall be transferred from any Seller Plan to any plan or arrangement established by the Buyers. The Selling Stockholders shall, and shall cause their Affiliates to, take all actions necessary to permit each Affected Employee to effect a “direct rollover” (within the meaning of Section 402(f)(2)(A) of the Code) of his or her account balances under the Owens Corning Savings Plan or Owens Corning Savings and Security Plan, if such rollover is elected in accordance with the procedures established by the Selling Stockholders, to a defined contribution plan of the Buyers or an Affiliate thereof that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Buyer 401(k) Plan”), including a direct rollover of any notes evidencing loans made to such Affected Employee. The Buyers agree to cause the Buyer 401(k) Plan to accept a direct rollover, including a direct rollover of any notes evidencing loans made to such Affected Employee to the Buyer 401(k) Plan of such Affected Employee’s account balances, including any outstanding loan balances, if such rollover is elected in accordance with the Requirements of Law. The Selling Stockholders shall cause the accrued benefits of all Affected Employees under the Owens Corning Cash Balance Pension Plan to be fully vested as of the Closing Date.

Section 8.3 Securities Law Legends. The Buyers agree and understand that the Shares have not been, and will not be, registered under the Securities Act or the securities laws of any state or to securities laws of any province or territory of Canada (collectively, “Securities Laws”) and that the Shares may be sold or disposed of only in one or more transactions registered under the Securities Act and applicable Securities Laws or as to which an exemption from the registration requirements of the Securities Act and applicable Securities Laws is available. The Buyers acknowledge and agree that no person has any right to require any of the Companies or the Selling Stockholders to cause the registration of any of the Shares. The certificates representing the Shares shall contain a legend similar to the following and other legends necessary or appropriate under applicable Securities Laws:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED OR

OTHERWISE DISPOSED OF UNLESS A REGISTRATION STATEMENT UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS WITH RESPECT TO SUCH SHARES IS EFFECTIVE OR UNLESS THE COMPANY IS IN RECEIPT OF AN OPINION OF COUNSEL SATISFACTORY TO IT TO THE EFFECT THAT SUCH SHARES MAY BE SOLD WITHOUT REGISTRATION UNDER THE ACT AND SUCH LAWS.

Section 8.4 Insurance; Risk of Loss. The Selling Stockholders shall cause the Companies to keep insurance policies currently maintained by the Companies covering the Business, assets and current or former employees, as the case may be, or suitable replacements therefor, in full force and effect through the close of business on the Closing Date. From and after the Closing Date, the Buyers shall be solely responsible for all insurance coverage and related risk of loss based on claims pending as of the Closing Date and claims made after the Closing Date, without regard to when the event giving rise to any such claim occurred, with respect to the Companies and their business, assets and current or former employees. To the extent that after the Closing any party hereto requires any information regarding claim data, payroll or other information in order to make filing with insurance carriers or self insurance regulators from another party hereto, such party will promptly supply such information.

Section 8.5 Indemnification, Directors’ and Officers’ Insurance.

(a) For six years from and after the Closing Date, the Buyers shall cause the Companies to indemnify and hold harmless all past and present officers and directors of the Companies to the same extent such Persons are indemnified as of the date of this Agreement by the Companies pursuant to the Charters of the Companies (to the fullest extent permitted by applicable law) for acts or omissions occurring at or prior to the Closing Date, and shall advance expenses reasonably incurred by each such person in connection with defending any claim, action or investigation arising out of such acts or omissions (including the reasonable costs of any investigation and preparation in connection therewith), to the fullest extent permitted by applicable law. To the extent permitted by applicable law, the Buyers shall provide such indemnification in the event it cannot be or is not provided by the Companies.

(b) If the Companies or any of their successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Companies shall assume all of the obligations set forth in this Section 8.5.

(c) The provisions of this Section 8.5 are intended to be for the benefit of, and shall be enforceable by, each of the past and present officers and directors of the Companies, their heirs, their representatives and assigns.

Section 8.6 Intentionally Omitted

Section 8.7 Use of Names. (a) The Selling Stockholders are not conveying ownership rights or granting the Buyers or their Affiliates (including the Companies after the

Closing) a license to use any of the tradenames, service marks or trademarks of the Selling Stockholders or any Affiliate of the Selling Stockholders (other than the trademarks and service marks included in the Intellectual Property identified in Schedule 5.11(a)(i)) (collectively, the “Retained Names and Marks”) and, after the Closing, subject to Section 8.7(d), the Buyers and their Affiliates (including the Companies after the Closing) shall not use in any manner the names or marks of the Selling Stockholders or any Affiliate of the Selling Stockholders or any word that is confusingly similar in sound or appearance to such names or marks, except as provided in this Section 8.7. In the event the Buyers or any Affiliate of the Buyers (including the Companies after the Closing) violate any of their obligations under this Section 8.7, the Selling Stockholders and their Affiliates may proceed against it in law or in equity for such damages or other relief as a court may deem appropriate. The Buyers acknowledge that a violation of this Section 8.7 may cause the Selling Stockholders and their Affiliates irreparable harm which may not be adequately compensated for by money damages. The Buyers therefore agree that in the event of any actual or threatened violation of this Section 8.7, the Selling Stockholders and their Affiliates shall be entitled, in addition to other remedies that they may have, to a temporary restraining order and to preliminary and final injunctive relief against a Buyer or such Affiliate of a Buyer to prevent any violations of this Section 8.7, without the necessity of posting a bond.

(b) As of the Closing, the Selling Stockholders shall cause OCIC to grant a Company or other entity designated by the Buyers a license to use the “Owens Corning Essentials” name with respect to siding sold to Home Depot under the Home Depot Siding Arrangement, subject to the terms of the Owens Corning® Essentials® License Agreement attached as Exhibit A.

(c) As of the Closing, the Selling Stockholders shall cause OCIC to grant a Company or other entity designated by the Buyers a license to use the Patent Rights described in the Owens Corning Patent License Agreement, subject to the terms of the Owens Corning Patent License Agreement attached as Exhibit B.

(d) Following the Closing, except as otherwise set forth in the Owens Corning® Essentials® License Agreement, the Buyers shall (and shall cause the Companies to) cease promptly, but in no event later than 180 days after the Closing Date, using any (i) advertising or promotional materials, (ii) existing packaging, labeling, containers, supplies, inventory, molds, technical data sheets and any similar materials, (iii) buildings, signs, cars, trucks and other fixed assets, and (iv) any stationery, business cards, business forms and other similar items, in each case that contain anywhere thereon any of the Retained Names and Marks; provided, however, that the Buyers shall (and shall cause the Companies to), when using items referred to in clause (iv) in the context of entering into or conducting contractual relationships, make reasonably clear to all other applicable parties that the Buyers and the Companies, rather than the Selling Stockholders or any Affiliate of the Selling Stockholders, is the party entering into or conducting the contractual relationship; and provided, further, that the Buyers shall (and shall cause the Companies to) ensure that personnel of the Companies using such items shall not, and shall have no authority to, hold themselves out as officers, employees or agents of the Selling Stockholders or any Affiliate of the Selling Stockholders. Nothing herein shall prohibit or limit the Buyers and the Companies from retaining and using any documents or materials bearing the Retained Names for archival or regulatory purposes, or to refer to the Retained Names as part of Company history, or other fair use of the Retained Names.

Section 8.8 Transfer of Intellectual Property. As of the Closing, the Selling Stockholders shall cause OCIC and Owens Corning to transfer to a Company or other entity designated by the Buyers any of the Intellectual Property set forth on Schedule 4.4(g) which OCIC and Owens Corning own or license, pursuant to an instrument of transfer reasonably acceptable to the Buyers, as required by Section 4.4(g).

Section 8.9 WCI Settlement.

(a) The parties acknowledge that the Selling Stockholders are not conveying ownership rights or granting the Buyers or their Affiliates (including the Companies after the Closing) any interest in the WCI Escrow and the Selling Stockholders may make payments from the WCI Escrow as contemplated by the WCI Settlement. The parties further acknowledge that the Buyers and their Affiliates are not assuming any liabilities of ESI to WCI Communities, Inc. or Communities Finance Company, LLC that are subject to the WCI Settlement and are not obtaining any rights in the WCI Escrow. Prior to Closing the Selling Stockholders shall cause (i) all such liabilities to be assigned to a Selling Stockholder (or an Affiliate thereof (other than the Companies)) and (ii) the Companies to be released therefrom pursuant to documentation reasonably satisfactory to the Buyers.

(b) In connection with the WCI Settlement, following the Closing, and upon reasonable notice from the Selling Stockholders, the Buyers shall, and shall cause the Companies to, provide the Selling Stockholders and their Affiliates and their respective representatives and agents, the reasonable assistance of certain officers and employees of ESI as necessary for testimony at depositions or trials and other assistance in anticipation of, or in connection with, the litigation or settlement of any claims as part of the WCI Settlement, subject to reimbursement by the Selling Stockholders of reasonable costs and expenses.

Section 8.10 Warranty Claims. Except as set forth in Section 8.9(a), but without limiting the liability hereunder of the Selling Stockholders for a breach of the representation set forth in Section 5.24, the Buyers shall be responsible for all service, repair or replacement of products for claims made under the standard warranties of any Company with respect to products manufactured, distributed or sold by any Company on or prior to the Closing Date.

Section 8.11 Excess Cash Distribution. The parties acknowledge that the Companies may dividend three business days prior to the Closing to the Selling Stockholders (or Affiliates thereof) any cash and cash equivalents held by the Companies in excess of the Minimum Cash Amount (the “Excess Cash Distribution”).

Section 8.12 Noncompetition and Nonsolicitation.

(a) For a period of three (3) years after the Closing Date (the “Restricted Period”), Owens Corning shall not, and shall cause its Affiliates not to, engage, directly or indirectly, in the Business or, directly or indirectly, own an interest in, manage, operate or control any Person that engages in the Business; provided, however, that, for the purposes of this

Section 8.12, (x) ownership of securities having no more than five percent of the outstanding voting power of any Person which are listed on any national securities exchange or quotation system and (y) ownership of not more than 10% of any private equity fund or alternative investment vehicle in which Owens Corning or its Affiliates is a passive investor shall not be deemed to be a violation of this Section 8.12; provided, further however, that, to the extent the Owens Corning® Essentials® License Agreement is terminated during the Restricted Period, nothing contained in this Section 8.12 shall prevent Owens Corning or its Affiliates from engaging in the Business with Home Depot.

(b) Notwithstanding the provisions of this Section 8.12 and without implicitly agreeing that the following activities would be subject to the provisions of Section 8.12(a), nothing in this Agreement or in the Seller Ancillary Agreements shall preclude, prohibit or restrict Owens Corning or any of its Affiliates from acquiring, and following such acquisition, actively engaging in any business that has a subsidiary, division, group, franchise or segment that is engaged in the Business, so long as (x) for the most recent fiscal year ending prior to the date of such purchase, the revenues of such business derived from the Business were less than 25% of the total consolidated revenues of such business and (y) following such acquisition, the revenues of such business derived from the Business are less than 25% of the total consolidated revenues of such business for any fiscal year during the Restricted Period.

(c) As a separate and independent covenant, for a period of three (3) years following the Closing, Owens Corning will not, and shall cause its Affiliates not to, in any way, directly or indirectly, interfere with or attempt to interfere with any employee of the Companies as of the Closing (the “Non-Solicit Employees”), or solicit or attempt to solicit, or induce or attempt to induce any of them to leave the employ of any of the Companies or violate the terms of their contracts, or any employment arrangements, with any of the Companies; provided, however, that Owens Corning or any of its Affiliates may employ any Non-Solicit Employee who is discharged by the Companies, and, provided further, that nothing in this Section 8.12(c) shall prohibit Owens Corning or any of its Affiliates, prior to the expiration of such three-year period, from employing any Non-Solicit Employee as a result of a general solicitation to the public or general advertising, or the solicitation of any Non-Solicit Employee whose employment with the Companies has been terminated for at least twelve months.

(d) As a separate and independent covenant in addition to the restrictions under Section 8.12(a) with respect to the Business, for a period of three (3) years following the Closing, Owens Corning will not, and shall cause its Affiliates not to, in any way, directly or indirectly, solicit or attempt to solicit any customer of Vytec listed on Schedule 8.12(d) for the sale of extruded vinyl siding and associated materials (each, a “Vytec Restricted Customer”), or induce or attempt to induce any Vytec Restricted Customer to terminate its contract or business relationship with Vytec; provided, however, that Owens Corning or any of its Affiliates may enter into a contract or establish a relationship with a Vytec Restricted Customer whose contract or business relationship with Vytec has been terminated for at least twelve months after the Closing (such termination not being the result of a breach of this Section 8.12(d) by Owens Corning or any of its Affiliates).

(e) It is the desire and intent of the parties to this Agreement that the provisions of this Section 8.12 shall be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. If any particular provisions or portion of this Section 8.12 shall be adjudicated to be invalid or unenforceable, this Section shall be deemed amended to delete therefrom such provision or portion adjudicated to be invalid or unenforceable, such amendment to apply only with respect to the operation of such Section in the particular jurisdiction in which such adjudication is made.

(f) The parties recognize that the performance of the obligations under this Section 8.12 by each Selling Stockholder is special, unique and extraordinary in character, and that in the event of the breach by any Selling Stockholder of the terms and conditions of this Section 8.12 to be performed by such Selling Stockholder, the Buyers and the Companies shall be entitled, if it so elects, to obtain damages for any breach of this Section 8.12, or to enforce the specific performance thereof by such Selling Stockholder or to enjoin such Selling Stockholder from performing services for any Person.

Section 8.13 Confidentiality.

(a) From and after the Closing, the Selling Stockholders shall, and shall cause their respective Affiliates to, keep confidential any non-public information in their possession related to the Business or any of the Companies. The Selling Stockholders shall not, and shall cause their respective Affiliates not to, disclose, or permit any of their respective directors, officers, employees or representatives to disclose, any such information to any other Person or use such information to the detriment of the Buyers or their Affiliates; provided, however, that (x) such party may use and disclose any such information to the extent that such information can be shown to have been (i) previously known on a nonconfidential basis by the Selling Stockholders or (ii) in the public domain through no fault of the Selling Stockholders or their Affiliates and (y) to the extent that such party may, in the reasonable judgment of its counsel, be compelled under applicable Requirements of Law to disclose any of such information, such party may disclose such information if it has used reasonable best efforts, and has afforded the Buyers the opportunity, to obtain an appropriate protective order, or other satisfactory assurance of confidential treatment, for the information compelled to be disclosed.

(b) The obligations of the Buyers under the Confidentiality Agreement shall terminate and be of no further force and effect on the Closing Date, except that the non-solicitation obligations of the Buyers set forth in the second sentence of Section 5 of the Confidentiality Agreement shall survive for the stated period, other than with respect to employees or officers of the Companies or the Business.

Section 8.14 Restructuring. Except as contemplated by Section 8.8, prior to Closing, the Selling Stockholders shall (or shall cause their Affiliates to) assign, transfer, convey and deliver to the Companies and the Companies shall accept from the Selling Stockholders (or their Affiliates), all of their right, title and interest in and to the assets (including contracts), properties and business set forth on Schedule 8.14 (the “Transferred Assets”). For the avoidance of doubt, the Transferred Assets shall be transferred to the Companies prior to the Closing.

ARTICLE IX

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE BUYERS

The obligations of the Buyers under this Agreement shall, at the option of the Buyers (to the extent permissible under applicable law), be subject to the satisfaction, on or prior to the Closing Date, of the following conditions:

Section 9.1 No Misrepresentation or Breach of Covenants and Warranties. (i) The Selling Stockholders and their Affiliates shall have performed in all material respects their respective covenants and agreements required herein to be performed on or prior to the Closing Date; (ii) each of the representations and warranties of the Selling Stockholders contained in Sections 5.1, 5.2, 5.3, 5.4(a), and 5.22 of this Agreement shall be true and correct when made on the Closing Date, as though made on the Closing Date; and (iii) the other representations and warranties of the Selling Stockholders contained in this Agreement (disregarding all materiality and Material Adverse Effect qualifications) shall be true and correct on the Closing Date, as though made on the Closing Date (except to the extent that they expressly relate to an earlier date), except, in the case of clause (iii) for (A) changes therein specifically permitted by this Agreement or resulting from any transaction expressly consented to in writing by the Buyers or any transaction specifically permitted by this Agreement and (B) breaches of representations and warranties which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and there shall have been delivered to the Buyers a certificate to such effect, dated the Closing Date, signed on behalf of the Companies by a duly authorized officer of each of the Companies.

Section 9.2 HSR Act. The waiting period under the HSR Act shall have expired or been terminated.

Section 9.3 Competition Act Advance Ruling Certificate. Either: (a) the Commissioner of Competition appointed under the Competition Act shall have issued an advance ruling certificate under section 102 of the Competition Act with respect to the transactions contemplated by this Agreement, or (b) each of the parties hereto shall have filed all notices and information required under Part IX of the Competition Act and have satisfied any outstanding requests for additional information from the Commissioner and the applicable waiting periods and any extensions thereof shall have expired and the Buyers shall have been advised in writing by the Commissioner that the Commissioner has no present intention to make an application for an order under section 92 or 100 of the Competition Act in respect of all or any part of the transactions contemplated by this Agreement, and if any terms or conditions are attached to such written advice of the Commissioner, such terms and conditions shall be acceptable to the Buyers.

Section 9.4 No Restraint. There shall be no (i) Requirement of Law or (ii) injunction or restraining order issued by any court of competent jurisdiction and in effect which, in each case, restrains or prohibits any material transaction contemplated hereby or pursuant to a Seller Ancillary Agreement.

Section 9.5 Indebtedness. The Buyers shall have received evidence, reasonably satisfactory to them, of the pay-off, discharge or release of any indebtedness for borrowed money of any of the Companies and any Encumbrances relating thereto.

Section 9.6 Required Consents. The Selling Stockholders or the Companies, as applicable, shall have received all approvals and consent set forth on Schedule 9.6, in form and substance reasonably satisfactory to the Buyers, and no such consent or appeal shall have been revoked.

ARTICLE X

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLING STOCKHOLDERS

The obligations of the Selling Stockholders under this Agreement shall, at the option of the Selling Stockholders (to the extent permissible under applicable law), be subject to the satisfaction, on or prior to the Closing Date, of the following conditions:

Section 10.1 No Misrepresentation or Breach of Covenants and Warranties. (i) The Buyers shall have performed in all material respects the covenants and agreements required herein to be performed by them on or prior to the Closing Date; (ii) each of the representations and warranties of the Buyers contained in Sections 6.1, 6.2(a), and 6.6 in this Agreement shall be true and correct when made on the Closing Date, as though made on the Closing Date; and (iii) the other representations and warranties of the Buyers contained in this Agreement (disregarding all materiality qualifications) shall be true and correct on the Closing Date, as though made on the Closing Date, except in the case of clause (iii) for (A) changes therein specifically permitted by this Agreement and (B) breaches of representations and warranties which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Buyers’ ability to consummate the transactions contemplated hereby; and there shall have been delivered to the Selling Stockholders a certificate to such effect, dated the Closing Date, signed on behalf of the Buyers by duly authorized officers of the Buyers.

Section 10.2 HSR Act. The waiting period under the HSR Act shall have expired or been terminated.

Section 10.3 Competition Act Advance Ruling Certificate. Either: (a) the Commissioner of Competition appointed under the Competition Act shall have issued an advance ruling certificate under section 102 of the Competition Act with respect to the transactions contemplated by this Agreement, or (b) each of the parties hereto shall have filed all notices and information required under Part IX of the Competition Act and have satisfied any outstanding requests for additional information from the Commissioner and the applicable waiting periods and any extensions thereof shall have expired and the Buyers shall have been advised in writing by the Commissioner that the Commissioner has no present intention to make an application for an order under section 92 or 100 of the Competition Act in respect of all or any part of the transactions contemplated by this Agreement, and if any terms or conditions are attached to such written advice of the Commissioner, such terms and conditions shall be acceptable to the Buyers.

Section 10.4 No Restraint. There shall be no (i) Requirement of Law or (ii) injunction or restraining order issued by any court of competent jurisdiction and in effect which, in each case, restrains or prohibits any material transaction contemplated hereby.

Notwithstanding the failure of any one or more of the foregoing conditions, the Selling Stockholders may proceed with the Closing without satisfaction, in whole or in part, of any one or more of such conditions and without written waiver. To the extent that at the Closing the Buyers deliver to the Selling Stockholders a written notice specifying in reasonable detail the failure of any of such conditions or the breach by the Buyers of any of the representations of warranties of the Buyers contained herein, and nevertheless the Selling Stockholders proceed with the Closing, the Selling Stockholders shall be deemed to have waived for all purposes any rights or remedies they may have against the Buyers by reason of the failure of any such conditions or the breach of any such representations or warranties to the extent described in such notice.

ARTICLE XI

INDEMNIFICATION

Section 11.1 Indemnification by the Selling Stockholders.

(a) From and after the Closing, each of the Selling Stockholders agrees to indemnify and hold harmless each Buyer Group Member from and against any and all Losses or Expenses incurred by such Buyer Group Member in connection with or arising from:

(i) any breach of any warranty or the inaccuracy of any representation of such Selling Stockholder contained in this Agreement;

(ii) any breach by the Selling Stockholders of, or failure by the Selling Stockholders to perform, any of its covenants or obligations contained in this Agreement;

(iii) the existing lawsuits identified in Schedule 5.13;

(iv) the WCI Settlement, the Illinois Class Action Lawsuit and the Wolverine Litigation;

(v) the Bradenton Sale, the Olive Branch Sale, the Atlanta Facility Sale and the Lynchburg Sale;

(vi) any asbestos or asbestos-containing materials or products manufactured, processed, distributed, marketed, sold or disposed of by Vytec (or any predecessor, by amalgamation or otherwise, of Vytec); and

(vii) any Pre-Closing Contamination.

provided, however, that the Selling Stockholders shall be required to indemnify and hold harmless under this Section 11.1(a) (other than clauses (iii), (iv), (v) and (vi)) with respect to Losses and Expenses incurred by Buyer Group Members only to the extent that:

(x) the aggregate amount of such Losses and Expenses suffered by Buyer Group Members exceeds 1.5% of the Purchase Price (it being understood that such amount shall be a deductible for which the Selling Stockholders shall bear no indemnification responsibility); and

(y) the aggregate amount required to be paid by the Selling Stockholders pursuant to this Section 11.1(a) shall not exceed 15% of the Purchase Price.

Notwithstanding anything to the contrary herein, the limitations contained in clauses (x) and (y) shall not apply to any Loss or Expense incurred by any Buyer Group Member: (i) in connection with or arising from any breach of any representation or warranty in Sections 5.1, 5.2, 5.3, 5.4(a), 5.7, 5.16 or 5.22; or (ii) which is required to be indemnified by the Selling Stockholders pursuant to Sections 8.1, 8.2 or 8.12 or arising from the breach of any covenant set forth in Sections 4.5, 4.6, 7.5, 8.11 or 13.9; provided, however, that in no event shall the aggregate amount required to be paid by the Selling Stockholders pursuant to this Section 11.1(a) (exclusive of any amounts paid pursuant to clauses (iii), (iv) and (vi)) exceed 40% of the Purchase Price.

(b) The indemnification provided for in Section 11.1(a) shall terminate on the later of (x) 18 months after the Closing Date and (y) March 31, 2009 (and no claims shall be made by any Buyer Group Member under Section 11.1(a) thereafter), except that the indemnification by the Selling Stockholders shall continue as to:

(i) the covenants of the Selling Stockholders set forth in Sections 8.12 and 8.13 and the indemnification pursuant to Section 11.1(a)(vii), each of which shall survive for three years;

(ii) the representations and warranties in Sections 5.1, 5.2, 5.3, 5.4(a) and 5.16 and the indemnification pursuant to Section 11.1(a)(iii) and Section 11.1(a)(iv), each of which shall survive for six years;

(iii) the covenants of the Selling Stockholders set forth in Section 13.5, which shall survive for the period of time set forth therein;

(iv) the indemnification pursuant to Sections 11.1(a)(v) and 11.1(a)(vi), which shall survive indefinitely;

(v) the covenants of the Selling Stockholders which by their terms extend beyond the later of (x) 18 months, and (y) March 31, 2009, which shall survive until expiring in accordance with their respective terms;

(vi) the representations and warranties of the Selling Stockholders in Section 5.7 and the covenants of the Selling Stockholders in Section 8.1, which shall survive for the period of time set forth in Section 8.1(f); and

(vii) any Losses or Expenses of which any Buyer Group Member has validly given a Claim Notice to the Selling Stockholders in accordance with the requirements of Section 11.3 on or prior to the date such indemnification would otherwise terminate in accordance with this Section 11.1, as to which the obligation of the Selling Stockholders shall continue solely with respect to the specific matters in such Claim Notice until the liability of the Selling Stockholders shall have been determined pursuant to this Article XI, and the Selling Stockholders shall have reimbursed all Buyer Group Members for the full amount of such Losses and Expenses that are payable with respect to such Claim Notice in accordance with this Article XI.

Section 11.2 Indemnification by the Buyers.

(a) From and after the Closing, each of the Buyers jointly and severally agrees to indemnify and hold harmless each Seller Group Member from and against any and all Losses or Expenses incurred by such Seller Group Member in connection with or arising from:

(i) any breach of any warranty or the inaccuracy of any representation of such Buyer contained in this Agreement; and

(ii) any breach by such Buyer of, or failure by such Buyer to perform, any of its covenants and obligations contained in this Agreement (except that solely with respect to the Buyers’ purchase of the Shares hereunder, the Buyers agree to severally indemnify and hold harmless each Seller Group Member).

provided, however, that the Buyers shall be required to indemnify and hold harmless under this Section 11.2(a) with respect to Losses and Expenses incurred by Seller Group Members only to the extent that:

(x) the aggregate amount of such Losses and Expenses suffered by Seller Group Members exceeds 1.5% of the Purchase Price (it being understood that such amount shall be a deductible for which the Buyers shall bear no indemnification responsibility); and

(y) the aggregate amount required to be paid by the Buyers pursuant to this Section 11.2(a) shall not exceed 15% of the Purchase Price.

Notwithstanding anything to the contrary herein, the limitations contained in clauses (x) and (y) shall not apply to any Loss or Expense incurred by any Seller Group Member: (i) in connection with or arising from any breach of any representation or warranty in Sections 6.2(a) or 6.6; or (ii) which is required to be indemnified by the Buyers pursuant to Section 8.1 or 8.2; provided, however, that in no event shall the aggregate amount required to be paid by the Buyers pursuant to this Section 11.2(a) exceed 40 % of the Purchase Price.

(b) The indemnification provided for in Section 11.2(a) shall terminate on the later of (x) 18 months after the Closing Date and (y) March 31, 2009 (and no claims shall be made by any Seller Group Member under Section 11.2(a) thereafter), except that the indemnification by the Buyers shall continue as to:

(i) the representations and warranties of the Buyers in Sections 6.1, 6.2(a) and 6.6, which shall survive for a period of six years after the Closing Date;

(ii) the covenants of the Buyers set forth in Section 13.5, which shall survive for the period of time set forth therein;

(iii) the covenants of the Buyers which by their terms extend beyond the later of (x) 18 months and (y) March 31, 2009, which shall survive until expiring in accordance with their respective terms;

(iv) the covenants of the Buyers in Section 8.1, which shall survive for the applicable statute of limitations; and

(v) any Losses or Expenses of which any Seller Group Member has validly given a Claim Notice to the Buyers in accordance with the requirements of Section 11.3 on or prior to the date such indemnification would otherwise terminate in accordance with this Section 11.2, as to which the obligation of the Buyers shall continue solely with respect to the specific matters in such Claim Notice until the liability of the Buyers shall have been determined pursuant to this Article XI, and the Buyers shall have reimbursed all Seller Group Members for the full amount of such Losses and Expenses that are payable with respect to such Claim Notice in accordance with this Article XI.

Section 11.3 Notice of Claims. Any Buyer Group Member or Seller Group Member seeking indemnification hereunder (the “Indemnified Party”) shall give promptly to the party obligated to provide indemnification to such Indemnified Party (the “Indemnitor”) a notice (a “Claim Notice”) describing in reasonable detail, to the extent known, the facts giving rise to the claim for indemnification hereunder and shall include in such Claim Notice (if then known) the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement or any other agreement, document or instrument executed hereunder or in connection herewith upon which such claim is based; provided, however, that a Claim Notice in respect of any action at law or suit in equity by or against a third Person as to which indemnification will be sought shall be given promptly after the action or suit is commenced. The failure to so notify the Indemnitor shall not relieve the Indemnitor of its obligations hereunder, except to the extent such failure shall have materially and adversely prejudiced the Indemnitor.

Section 11.4 Determination of Amount.

(a) In calculating any Loss or Expense there shall be deducted any insurance recovery in respect thereof (and no right of subrogation shall accrue hereunder to any insurer) which is actually received under any insurance policies in effect immediately prior to the Closing.

(b) For purposes of determining the amount of any Loss or Expense under Section 8.1 or this Article XI resulting from any inaccuracy in or a breach of a representation or warranty or a breach of a covenant or agreement hereunder (but not for purposes of determining whether there has been any inaccuracy in or a breach of a representation or warranty or a breach of a covenant or agreement), all references to any materiality, “Material Adverse Effect” or similar qualification (including specified dollar thresholds) shall be deemed to be deleted therefrom.

(c) After the giving of any Claim Notice pursuant to Section 11.3, the amount of indemnification to which an Indemnified Party shall be entitled under this Article XI shall be determined: (i) by the written agreement between the Indemnified Party and the Indemnitor; (ii) by a final judgment or decree of any court of competent jurisdiction; or (iii) by any other means to which the Indemnified Party and the Indemnitor shall agree. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined. The Indemnified Party shall have the burden of proof in establishing the amount of Losses and Expenses suffered by it.

Section 11.5 Third Person Claims.

(a) Any party seeking indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand made by any third Person against the Indemnified Party shall notify the Indemnitor in writing, and in reasonable detail, of the third Person claim within 10 days after receipt by such Indemnified Party of written notice of the third Person claim. Thereafter, the Indemnified Party shall deliver to the Indemnitor, within five business days after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnitor relating to the third Person claim. Notwithstanding the foregoing, should a party be physically served with a complaint with regard to a third Person claim, the Indemnified Party shall notify the Indemnitor with a copy of the complaint within five business days after receipt thereof and shall deliver to the Indemnitor within seven business days after the receipt of such complaint copies of notices and documents (including court papers) received by the Indemnified Party relating to the third Person claim. The failure to give notice as provided in this Section 11.5 shall not relieve the Indemnitor of its obligations hereunder except to the extent it shall have been prejudiced by such failure.

(b) If any action, lawsuit or other legal proceeding shall be threatened or instituted or any claim or demand shall be asserted by any Person in respect of which payment may be sought by one party hereto from the other party under the provisions of this Article XI, the Indemnified Party shall promptly cause written notice of the assertion of any such claim of which it has knowledge which is covered by this indemnity to be forwarded to the Indemnitor. Any notice of a claim by reason of any of the representations, warranties or covenants contained in this Agreement shall refer to the provision of this Agreement or any other agreement, document or instrument executed hereunder or in connection herewith upon which such claim is based and, to the extent known, describe in reasonable detail the facts giving rise to an alleged basis for the claim and the amount of the liability asserted against the Indemnitor by reason of the claim. In the event of the initiation of any action, claim, lawsuit or other legal proceeding against the Indemnified Party by a third Person, the Indemnitor shall have the sole and absolute right after the receipt of notice, at its option (which must be exercised in writing within 30 days following receipt of such notice) and at its own expense, to be represented by counsel of its choice and to control, defend against, negotiate, settle or otherwise deal with such third Person claim to the extent indemnified against hereunder; provided, however, that the Indemnified Party may participate in any such proceeding with counsel of its choice and at its expense; provided, further, that if the Indemnified Party has been advised by its outside counsel that there may exist a conflict of interest that would make it inappropriate for the same counsel to represent both the Indemnitor and the Indemnified Party, then any such expenses shall be promptly paid or reimbursed by the Indemnitor. Prior to assuming control of the defense of any third Person claim pursuant to the preceding sentence, the Indemnitor must acknowledge in writing that it has an indemnity obligation for any Losses or Expenses resulting from such third Person claim, subject to the applicable limitations set forth in this Article XI. Notwithstanding anything herein to the contrary, the Indemnitor shall not be entitled to assume or maintain control of the defense of any third Person claim, shall not be entitled to settle or compromise any such claim, and shall pay the reasonable fees and expenses of counsel retained by the Indemnified Party, if (A) the third Person claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (B) the third Person claim seeks injunctive or equitable relief against the Indemnified Party or (C) the Indemnitor has not elected to defend or is failing to defend in good faith the third Person claim. Each of the parties hereto agrees to, and to cause its Affiliates to, cooperate fully with the other parties in connection with the defense, negotiation or settlement of any such action, claim, lawsuit or other legal proceeding, or demand and to make available to the other parties all witnesses, pertinent records, materials and information in such party’s possession or under such party’s control relating thereto as is reasonably required by the other parties. To the extent the Indemnitor elects not to defend such third Person claim, and the Indemnified Party defends against or otherwise deals with any such third Person claim, the Indemnified Party may retain counsel, at the expense of the Indemnitor, and control the defense of such proceeding; provided, however, that the Indemnitor shall be obligated pursuant to this Section 11.5 to pay for only one firm of counsel for all Indemnified Parties. Neither the Indemnitor nor the Indemnified Party may settle any such proceeding which settlement obligates the other party to pay money, to perform obligations or to admit liability without the consent of the other party, such consent not to be unreasonably withheld. In the event the Indemnified Party shall refuse to consent to the settlement of any third Person claim, so long as (x) only money damages are involved; (y) there is no admission of liability or wrongdoing with respect to the Indemnified Party and (z) such proposed settlement provides an unqualified release of the Indemnified Party from all liability in respect of such third Person claim, then, the liability of the Indemnitor in respect of such third Person claim shall not exceed the amount for which the third Person claim could have been settled plus the amount of expenses incurred by the Indemnified Party prior to the time of the proposed settlement to which it is entitled to indemnification. After any final judgment or award shall have been rendered by a court, arbitration board or administrative agency of competent jurisdiction and the time in which to appeal therefrom has expired, or a settlement shall have been consummated, or the Indemnified Party and the Indemnitor shall arrive at a mutually binding agreement with respect to each separate matter alleged to be indemnified by the Indemnitor hereunder, the Indemnified Party shall forward to the Indemnitor notice of any sums due and owing by it with respect to such matter and the Indemnitor shall pay all of the sums so owing to the Indemnified Party by wire transfer, certified or bank cashier’s check within 15 days after the date of such notice.

(c) To the extent of any inconsistency between this Section 11.5 and Section 8.1(c) (relating to Tax contests), the provisions of Section 8.1(c) shall control with respect to Tax contests.

Section 11.6 Limitations.

(a) In any case where an Indemnified Party recovers from third Persons any amount in respect of a matter with respect to which an Indemnitor has indemnified it pursuant to this Article XI, such Indemnified Party shall promptly pay over to the Indemnitor the amount so recovered (after deducting therefrom the full amount of the expenses incurred by it in procuring such recovery), but not in excess of the sum of (i) any amount previously so paid by the Indemnitor to or on behalf of the Indemnified Party in respect of such matter and (ii) any amount expended by the Indemnitor in pursuing or defending any claim arising out of such matter.

(b) If a Selling Stockholder is conducting any defense against a third Person claim for which a Buyer Group Member has sought indemnification pursuant to Section 11.1(a), reasonable out-of-pocket expenses incurred by such Selling Stockholder in connection therewith, including reasonable legal costs and expenses, shall constitute Expenses for purposes of determining the maximum aggregate amount to be paid by such Selling Stockholder pursuant to Section 11.1(a).

(c) Neither the representations, warranties and covenants of the Selling Stockholders nor the Buyers’ rights to indemnification with respect thereto shall be affected or deemed waived by reason of any investigation made by or on behalf of the Buyers (including by any of their advisors, consultants or representatives) or by reason of the fact that any of the Buyers or any of such advisors, consultants or representatives knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of the Buyers’ waiver of any condition set forth in Article IX.

(d) Except for remedies that cannot be waived as a matter of law and injunctive and provisional relief (including specific performance), if the Closing occurs, this Article XI and Section 8.1 shall be the exclusive remedy for breaches of this Agreement (including any covenant, obligation, representation or warranty contained in this Agreement or in any certificate delivered pursuant to this Agreement) or otherwise in respect of the sale of the Shares contemplated hereby; provided, however, that nothing herein shall limit in any way any such party’s remedies after the Closing in respect of fraud, intentional misrepresentation or intentional misconduct by the other party in connection with the transactions contemplated hereby.

(e) In no event shall any party be liable for any special, incidental, consequential (including loss of revenues or profits), exemplary or punitive damages arising under any legal or equitable theory or arising under or in connection with this Agreement, (except to the extent such other party is held liable to a third party for such damages), all of which are hereby excluded by agreement of the parties regardless of whether or not any party to this Agreement has been advised of the possibility of such damages.

(f) The Buyers and the Selling Stockholders agree that any indemnification payment made pursuant to this Article XI shall be treated as an adjustment to the Purchase Price for all Tax purposes.

Section 11.7 Mitigation. Each of the parties agrees to take all reasonable steps to mitigate their respective Losses and Expenses upon and after becoming aware of any event or condition which could reasonably be expected to give rise to any Losses and Expenses that are indemnifiable hereunder.

ARTICLE XII

TERMINATION

Section 12.1 Termination. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated at any time prior to the Closing Date:

(a) by the mutual consent of the Buyers and the Selling Stockholders;

(b) by the Buyers in the event of any breach by any Selling Stockholder of any of its agreements, representations or warranties contained herein which has resulted in a Material Adverse Effect and the failure of the Selling Stockholders to cure such breach within 30 days after receipt of notice from the Buyers requesting such breach to be cured;

(c) by the Selling Stockholders in the event of any breach by the Buyers of any of the Buyers’ agreements, representations or warranties contained herein which has resulted in a material adverse effect on Buyers’ ability to consummate the transactions contemplated hereby and the failure of the Buyers to cure such breach within 30 days after receipt of notice from the Selling Stockholders requesting such breach to be cured;

(d) by the Buyers or the Selling Stockholders if any court of competent jurisdiction or Administrative Authority shall have issued a final and non-appealable order, decree or ruling permanently restraining, enjoining or otherwise prohibiting the consummation of any material transaction contemplated hereby; or

(e) by the Buyers or the Selling Stockholders if the Closing shall not have occurred on or before October 31, 2007.

Section 12.2 Notice of Termination. Any party desiring to terminate this Agreement pursuant to Section 12.1 shall give written notice of such termination to the other parties to this Agreement.

Section 12.3 Effect of Termination. If this Agreement shall be terminated pursuant to this Article XII, all further obligations of the parties under this Agreement (other than this Section 12.3 and Sections 13.9, 13.14, 13.15 and 13.16) shall be terminated without further liability of any party to the other; provided, however, that nothing herein shall relieve any party from liability for its willful breach of this Agreement.

Section 12.4 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the terms or provisions of this Agreement were not performed in accordance with their specific wording or were otherwise breached. It is accordingly agreed that, notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States of America or any state having jurisdiction, such remedy being in addition to any other remedy to which any party may be entitled at law or in equity. Each party hereby waives any requirement that any other party post any bond in connection with any suit.

ARTICLE XIII

GENERAL PROVISIONS

Section 13.1 Survival of Representations and Warranties. All representations and warranties contained in this Agreement shall survive the consummation of the transactions contemplated by this Agreement through the period during which claims for indemnification may be made for such representations and warranties pursuant to Article XI (at which time such representations and warranties shall terminate).

Section 13.2 No Public Announcement. None of the Buyers or the Selling Stockholders, shall, without the approval of the other, make any press release or other public announcement concerning the transactions contemplated by this Agreement, the Seller Ancillary Agreements and Buyer Ancillary Agreements, except in each case as and to the extent that any such party shall be so obligated by law, in which case the other party shall be advised and the parties shall use their reasonable best efforts to cause a mutually agreeable release or announcement to be issued; provided, however, that the foregoing shall not preclude communications or disclosures necessary to implement the provisions of this Agreement or to comply with the accounting and the Securities and Exchange Commission disclosure obligations or the rules of any domestic or foreign stock exchange.

Section 13.3 Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed given or delivered when delivered personally or when sent by registered or certified mail or by private courier addressed as follows:

If to CertainTeed, to:

CertainTeed Corporation
750 East Swedesford Road Valley Forge, PA 19482
Attention:	Peter Dachowski
President and CEO
Facsimile:	(610) 341-7865

with a copy (which shall not constitute notice) to:

Saint-Gobain Corporation
750 East Swedesford Road Valley Forge, PA 19482
Attention:	John Mesher
General Counsel
Facsimile:	(610) 341-7087

If to SG, to:

Saint-Gobain Delaware Corporation
750 East Swedesford Road Valley Forge, PA 19482
Attention:	M. Shawn Puccio
President
Facsimile:	(610) 341-7864

with a copy (which shall not constitute notice) to:

Saint-Gobain Corporation
750 East Swedesford Road Valley Forge, PA 19482
Attention:	John Mesher
General Counsel
Facsimile:	(610) 341-7087

If to the Selling Stockholders, to:

Owens Corning
One Owens Corning Parkway
Toledo, OH 43659
Attention:	Jeff Osborn
Jim Gibb
Facsimile:	(419) 248-7157

with a copy (which shall not constitute notice) to:

Sidley Austin LLP
One South Dearborn Street Chicago, Illinois 60603
Attention:	Larry A. Barden
Lisa J. Reategui
Facsimile:	(312) 853-7036

or to such other address as such party may indicate by a notice delivered to the other party hereto.

Section 13.4 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided, however, that no party to this Agreement may assign its rights prior to the Closing or delegate its obligations under this Agreement without the express prior written consent of the other parties to this Agreement except that CertainTeed may transfer or assign its rights hereunder to purchase the Vytec Shares to a wholly owned subsidiary of CertainTeed, but no such transfer or assignment will relieve CertainTeed of its obligations hereunder. Following the Closing, any party may assign any of its rights hereunder, but no such assignment shall relieve it of its obligations hereunder.

Section 13.5 Access to Records after Closing.

(a) For a period of seven years after the Closing Date, the Selling Stockholders and their representatives shall have reasonable access to all of the books and records of the Companies relating to periods prior to the Closing Date to the extent that such access may reasonably be required by the Selling Stockholders in connection with matters relating to or affected by the operations of the Companies prior to the Closing Date. Such access shall be afforded by the Buyers upon receipt of reasonable advance notice and during normal business hours; provided, however, that such access shall be conducted in a manner that does not unreasonably interfere with the Business or business of the Buyers. The Selling Stockholders shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 13.5(a). If the Buyers or the Companies shall desire to dispose of any of such books and records prior to the expiration of such seven-year period, the Buyers shall, prior to such disposition, give the Selling Stockholders a reasonable opportunity, at the Selling Stockholders’ expense, to segregate and remove such books and records as the Selling Stockholders may select.

(b) For a period of seven years after the Closing Date, the Buyers and their representatives shall have reasonable access to all of the books and records relating to the Companies which the Selling Stockholders or their Affiliates may retain after the Closing Date. Such access shall be afforded by the Selling Stockholders upon receipt of reasonable advance notice and during normal business hours provided, however, that such access shall be conducted in a manner that does not unreasonably interfere with the business of the Selling Stockholders. the Buyers shall be solely responsible for any costs and expenses incurred by it pursuant to this Section 13.5(b). If the Selling Stockholders shall desire to dispose of any of such books and records prior to the expiration of such seven-year period, the Selling Stockholders shall, prior to such disposition, give the Buyers a reasonable opportunity, at the Buyers’ expense, to segregate and remove such books and records as the Buyers may select.

Section 13.6 Entire Agreement; Amendments. This Agreement, the Exhibits and Schedules referred to herein, the documents delivered pursuant hereto, the letter agreement of even date herewith between Owens Corning and SG regarding an executive of the Business, and the Confidentiality Agreement contain the entire understanding of the parties hereto with regard to the subject matter contained herein or therein, and supersede all other prior representations, warranties, agreements, understandings or letters of intent between or among any of the parties hereto. This Agreement shall not be amended, modified or supplemented except by a written instrument signed by an authorized representative of each of the parties hereto.

Section 13.7 Interpretation. Disclosure of any fact or item in any Schedule hereto referenced by a particular section in this Agreement shall be deemed to have been disclosed with respect to every other section in this Agreement to which it relates so long as its relevance to such other schedule or section is readily apparent on the face of the information disclosed. Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any Schedule hereto is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in any Schedule is or is not material for purposes of this Agreement. Unless this Agreement specifically provides otherwise, neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any Schedule hereto is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in any Schedule is or is not in the ordinary course of business for purposes of this Agreement. The Selling Stockholders may, from time to time prior to or at the Closing, upon written consent of the Buyers (which may be withheld in the Buyers’ sole discretion), supplement, amend or create any Schedule, in order to add information or correct previously supplied information. If the Closing occurs, any supplement, amendment or addition approved by the Buyers pursuant to the preceding sentence will be effective to cure and correct for all other purposes any breach of any representation, warranty or covenant which would have existed if the Companies or the Selling Stockholders had not made such supplement, amendment or addition, and all references to any Schedule hereto which is supplemented or amended as provided in this Section 13.7 shall for all purposes after the Closing be deemed to be a reference to such Schedule as so supplemented or amended.

Section 13.8 Waivers. Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the party or parties entitled to the benefit thereof. Any such waiver shall be validly and sufficiently authorized for the purposes of this Agreement if, as to any party, it is authorized in writing by an authorized representative of such party. The failure of any party hereto to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

Section 13.9 Expenses. Except as expressly set forth herein, (i) each party hereto will pay all costs and expenses incident to its negotiation and preparation of this Agreement and to its performance and compliance with all agreements and conditions contained herein on its part to be performed or complied with, including the fees, expenses and disbursements of its counsel and independent public accountants; provided, however, that, the Selling Stockholders shall pay all fees and expenses incurred by the Companies in connection with the transactions contemplated hereby, including, without limitation, the fees and expenses related to the engagement of UBS Securities LLC and (ii) subject to Section 8.2(i), the Selling Stockholders shall be solely responsible for any payment (including, without limitation, any bonus and incentive compensation, severance, forgiveness of indebtedness or golden parachute payment) made to the Affected Employees, or to officers or directors of the Companies, in connection with the execution of this Agreement or the consummation of the transactions contemplated herein.

Section 13.10 Partial Invalidity. Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.

Section 13.11 Execution in Counterparts. This Agreement may be executed in counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties.

Section 13.12 Further Assurances. Upon the terms and subject to the conditions herein, each of the parties hereto agrees to use, and to cause their respective Affiliates to use, its reasonable best efforts to take or cause to be taken all action, to do or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable Requirements of Law to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) the satisfaction of the conditions precedent to the obligations of any of the parties hereto; (ii) the defending of any actions, claims, lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the performance of the obligations hereunder; and (iii) the execution and delivery of such instruments, and the taking of such other actions as the other party hereto may reasonably require in order to carry out the intent of this Agreement.

Section 13.13 Disclaimer of Warranties. None of the Selling Stockholders makes any representations or warranties with respect to any projections, forecasts or forward-looking information provided to the Buyers. There is no assurance that any projected or forecasted results will be achieved. EXCEPT AS TO THOSE MATTERS EXPRESSLY COVERED BY THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT, THE SELLING STOCKHOLDERS ARE SELLING THE SHARES (AND THE BUSINESS AND ASSETS OF THE COMPANIES REPRESENTED THEREBY) ON AN “AS IS, WHERE IS” BASIS AND THE SELLING STOCKHOLDERS DISCLAIM ALL OTHER WARRANTIES, REPRESENTATIONS AND GUARANTEES WHETHER EXPRESS OR IMPLIED. NONE OF THE SELLING STOCKHOLDERS MAKES ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE AND NO IMPLIED WARRANTIES WHATSOEVER. The Buyers acknowledge that none of the Selling Stockholders nor any of their respective representatives or Affiliates or any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any memoranda, charts or summaries heretofore made available by the Companies or the Selling Stockholders or their respective representatives or Affiliates to the Buyers or any other information which is not included in this Agreement or the Schedules hereto, and none of the Selling Stockholders nor any of their respective representatives or Affiliates or any other Person will have or be subject to any liability to the Buyers, any Affiliate of the Buyers or any other Person resulting from the distribution of any such information to, or use of any such information by, the Buyers, any Affiliate of the Buyers or any of their agents, consultants, accountants, counsel or other representatives; provided, however, that nothing herein shall limit in any way any such party’s remedies after the Closing in respect of fraud, intentional misrepresentation or intentional misconduct by the other party in connection with the transaction contemplated hereby.

Section 13.14 Governing Law; Submission to Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws (as opposed to the conflicts of law provisions) of the State of Delaware. By the execution and delivery of this Agreement, the Buyers and the Selling Stockholders submit to the personal jurisdiction of any state or federal court in the State of Delaware in any suit or proceeding arising out of or relating to this Agreement.

Section 13.15 Waiver of Jury Trial. Each of the parties hereby expressly waives any right to trial by jury in any dispute, whether sounding in contract, tort or otherwise, between or among any of the parties arising out of or related to the transactions contemplated by this Agreement or any of the Seller Ancillary Agreements or Buyer Ancillary Agreements, or any other instrument or document executed or delivered in connection herewith or therewith. Any party may file an original counterpart or a copy of this Agreement with any court as written evidence of the consent of the parties to the waiver of their right to trial by jury.

Section 13.16 No Third Party Beneficiaries; Joint and Several Obligations. Except as specifically provided in Section 8.5, this Agreement is solely for the benefit of the parties hereto, and no provision of this Agreement shall be deemed to confer upon any other Person any remedy, claim, liability, reimbursement, cause of action or other right. The representations, warranties, covenants and agreements made by each Selling Stockholder hereunder or in any certificate or other writing delivered pursuant hereto are made to be performed on a joint and several basis with each other Selling Stockholder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

OWENS CORNING

By:	/s/ David T. Brown
Name:
Title:

OWENS CORNING HOLDINGS COMPANY

By:	/s/ Rodney A. Nowland
Name:
Title:

CERTAINTEED CORPORATION

By:	/s/ Peter Dachowski
Name: Peter Dachowski
Title: President & CEO

SAINT-GOBAIN DELAWARE CORPORATION

By:	/s/ M. Shawn Puccio
Name: M. Shawn Puccio
Title: President